Exhibit 99.1

TABLE OF DEFINITIONS

ACSAL	ACSAL HOLDCO, LLC

AeroTurbine	AeroTurbine, Inc.

AerCap, we, us or the Company	AerCap Holdings N.V. and its subsidiaries

AerCap Trust	AerCap Global Aviation Trust

AICDC	AerCap Ireland Capital Designated Activity Company (formerly registered as AerCap Ireland Capital Limited), a designated activity company with limited liability incorporated under the laws of Ireland

AIG	American International Group, Inc.

Airbus	Airbus S.A.S.

ALS II	Aircraft Lease Securitisation II Limited

AOCI	Accumulated other comprehensive income (loss)

Boeing	The Boeing Company

ECA	Export Credit Agency

ECAPS	Enhanced Capital Advantaged Preferred Securities

Embraer	Embraer S.A.

EOL	End of lease

Ex-Im	Export-Import Bank of the United States

FASB	Financial Accounting Standards Board

GECC	General Electric Capital Corporation

ILFC	International Lease Finance Corporation

LIBOR	London Interbank Offered Rates

MR	Maintenance reserved

Part-out	Disassembly of an aircraft for the sale of its parts

PB	Primary beneficiary

SEC	U.S. Securities and Exchange Commission

U.S. GAAP	Accounting Principles Generally Accepted in the United States of America

VIE	Variable interest entity

PART I FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Unaudited Condensed Consolidated Balance Sheets as of March 31, 2017 and December 31, 2016	4
Unaudited Condensed Consolidated Income Statements for the Three Months ended March 31, 2017 and 2016	5
Unaudited Condensed Consolidated Statements of Comprehensive Income for the Three Months ended March 31, 2017 and 2016	6
Unaudited Condensed Consolidated Statements of Cash Flows for the Three Months ended March 31, 2017 and 2016	7
Notes to the Unaudited Condensed Consolidated Financial Statements	9

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

As of March 31, 2017 and December 31, 2016

	Note	March 31, 2017	December 31, 2016
		(U.S. dollar amounts in thousands, except share data)
Assets
Cash and cash equivalents		$1,935,630	$2,035,447
Restricted cash		359,221	329,180
Trade receivables		60,518	64,923
Flight equipment held for operating leases, net	4	31,560,918	31,501,973
Maintenance rights intangible and lease premium, net	5	2,029,150	2,167,925
Flight equipment held for sale	6	161,329	107,392
Net investment in finance and sales-type leases		762,133	755,882
Prepayments on flight equipment	22	3,215,459	3,265,979
Other intangibles, net	7	386,795	397,101
Deferred income tax assets	13	215,396	215,445
Other assets	8	756,349	779,206
Total Assets		$41,442,898	$41,620,453

Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	10	$1,148,360	$1,132,536
Accrued maintenance liability	11	2,726,400	2,750,576
Lessee deposit liability		855,365	859,099
Debt	12	27,520,504	27,716,999
Deferred income tax liabilities	13	615,286	578,979
Commitments and contingencies	22
Total Liabilities		32,865,915	33,038,189

Ordinary share capital, €0.01 par value, 350,000,000 ordinary shares authorized as of March 31, 2017 and December 31, 2016; 182,847,345 and 187,847,345 ordinary shares issued and 169,850,879 and 176,247,154 ordinary shares outstanding (including 3,463,660 and 3,426,810 unvested restricted stock) as of March 31, 2017 and December 31, 2016, respectively	14, 19	2,229	2,282
Additional paid-in capital	14	4,330,179	4,505,019
Treasury shares, at cost (12,996,466 and 11,600,191 ordinary shares as of March 31, 2017 and December 31, 2016, respectively)	14	(579,841)	(490,092)
Accumulated other comprehensive loss	14	(294)	(1,769)
Accumulated retained earnings	14	4,767,381	4,509,007
Total AerCap Holdings N.V. shareholders’ equity		8,519,654	8,524,447
Non-controlling interest	14	57,329	57,817
Total Equity		8,576,983	8,582,264
Total Liabilities and Equity		$41,442,898	$41,620,453

Supplemental balance sheet information - amounts related to assets and liabilities of consolidated VIEs for which creditors do not have recourse to our general credit:
Restricted cash		$156,283	$118,297
Flight equipment held for operating leases, net		2,770,650	3,016,373
Assets other than restricted cash and flight equipment held for operating leases, net		49,377	50,665

Accrued maintenance liability		$153,826	$175,604
Debt		1,313,132	1,313,807
Liabilities other than accrued maintenance liability and debt		101,763	107,207

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Income Statements

For the Three Months Ended March 31, 2017 and 2016

		Three Months Ended March 31,
	Note	2017	2016
		(U.S. dollar amounts in thousands, except share data)
Revenues and other income
Lease revenue		$1,156,962	$1,289,666
Net gain on sale of assets		47,328	19,033
Other income	16	32,536	9,319
Total Revenues and other income		1,236,826	1,318,018
Expenses
Depreciation and amortization	4, 7	438,541	466,611
Asset impairment	17	—	44,628
Interest expense	12	285,678	284,562
Leasing expenses		122,409	167,403
Restructuring related expenses	18	9,875	12,602
Selling, general and administrative expenses	15	83,482	87,028
Total Expenses		939,985	1,062,834
Income before income taxes and income of investments accounted for under the equity method		296,841	255,184
Provision for income taxes	13	(38,585)	(34,449)
Equity in net earnings of investments accounted for under the equity method		2,980	2,406
Net income		$261,236	$223,141
Net income attributable to non-controlling interest		(63)	(61)
Net income attributable to AerCap Holdings N.V.		$261,173	$223,080

Basic earnings per share	19	$1.54	$1.14
Diluted earnings per share	19	$1.48	$1.13

Weighted average shares outstanding - basic		169,911,481	196,022,650
Weighted average shares outstanding - diluted		175,903,060	197,743,117

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the Three Months Ended March 31, 2017 and 2016

	Three Months Ended March 31,
	2017	2016
	(U.S. dollar amounts in thousands)
Net income attributable to AerCap Holdings N.V.	$261,173	$223,080

Other comprehensive income (loss):
Net change in fair value of derivatives (Note 9), net of tax of $(211) and $231, respectively	1,475	(1,619)

Total other comprehensive income (loss)	1,475	(1,619)

Total comprehensive income attributable to AerCap Holdings N.V.	$262,648	$221,461

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

For the Three Months Ended March 31, 2017 and 2016

	Three Months Ended March 31,
	2017	2016
	(U.S. dollar amounts in thousands)
Net income	$261,236	$223,141
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	438,541	466,611
Asset impairment	—	44,628
Amortization of debt issuance costs and debt discount	17,181	13,646
Amortization of lease premium intangibles	4,224	5,331
Amortization of fair value adjustments on debt	(61,965)	(95,128)
Accretion of fair value adjustments on deposits and maintenance liabilities	8,406	14,286
Maintenance rights write off (a)	114,533	229,904
Maintenance liability release to income	(54,486)	(157,491)
Net gain on sale of assets	(47,328)	(19,033)
Deferred income taxes	36,145	32,345
Restructuring related expenses	2,662	12,602
Other	41,842	37,826
Changes in operating assets and liabilities:
Trade receivables	3,138	30,984
Other assets	1,315	45,713
Accounts payable, accrued expenses and other liabilities	36,065	(46,592)
Net cash provided by operating activities	801,509	838,773
Purchase of flight equipment	(603,578)	(498,037)
Proceeds from sale or disposal of assets	400,602	341,952
Prepayments on flight equipment	(267,282)	(194,146)
Collections of finance and sales-type leases	21,956	14,175
Movement in restricted cash	(30,041)	21,225
Other	(335)	—
Net cash used in investing activities	(478,678)	(314,831)
Issuance of debt	1,867,333	791,749
Repayment of debt	(1,995,691)	(533,078)
Debt issuance costs paid	(29,567)	(6,115)
Maintenance payments received	178,153	172,317
Maintenance payments returned	(123,270)	(147,119)
Security deposits received	41,762	38,201
Security deposits returned	(50,681)	(58,033)
Dividend paid to non-controlling interest holders	—	(10,501)
Repurchase of shares and tax withholdings on share-based compensation	(297,028)	(246,732)
Other	(13,700)	—
Net cash (used in) provided by financing activities	(422,689)	689
Net (decrease) increase in cash and cash equivalents	(99,858)	524,631
Effect of exchange rate changes	41	1,503
Cash and cash equivalents at beginning of period	2,035,447	2,403,098
Cash and cash equivalents at end of period	$1,935,630	$2,929,232

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$306,025	$331,674
Income taxes paid, net	2,029	18,690

(a) Maintenance rights write off consisted of the following:
EOL and MR contract maintenance rights expense	$72,974	$108,794
EOL contract maintenance rights write off due to cash receipt	13,957	42,520
MR contract maintenance rights write off due to maintenance liability release	27,602	78,590
Maintenance rights write off	$114,533	$229,904

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows (Continued)

For the Three Months Ended March 31, 2017 and 2016

Non-Cash Investing and Financing Activities

Three Months Ended March 31, 2017:

Flight equipment held for operating leases in the amount of $40.7 million was reclassified to net investment in finance and sales-type leases.

Flight equipment held for operating leases in the amount of $17.7 million was reclassified to inventory, which is included in other assets.

Accrued maintenance liability in the amount of $43.9 million was settled with buyers upon sale or disposal of assets.

Three Months Ended March 31, 2016:

Flight equipment held for operating leases in the amount of $214.1 million was reclassified to net investment in finance and sales-type leases.

Flight equipment held for operating leases in the amount of $0.4 million was reclassified to inventory, which is included in other assets.

Net investment in finance and sales-type leases in the amount of $18.4 million was reclassified to flight equipment held for operating leases.

Accrued maintenance liability in the amount of $39.0 million was settled with buyers upon sale or disposal of assets.

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

1. General

The Company

We are an independent aircraft leasing company with total assets of $41.4 billion primarily consisting of 1,011 owned aircraft as of March 31, 2017. Our ordinary shares are listed on the New York Stock Exchange (AER). Pursuant to our migration from the Netherlands to Ireland, we moved our headquarters and executive officers from Amsterdam to Dublin, effective as of February 1, 2016. We continue to have offices in Amsterdam, Los Angeles, Shannon, Fort Lauderdale, Miami, Singapore, Shanghai and Abu Dhabi. We also have representative offices at the world’s largest aircraft manufacturers, Boeing in Seattle and Airbus in Toulouse.

The Condensed Consolidated Financial Statements presented herein include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. is a public limited liability company (“naamloze vennootschap” or “N.V.”) incorporated in the Netherlands on July 10, 2006.

2.  Basis of presentation

General

Our Condensed Consolidated Financial Statements are presented in accordance with U.S. GAAP.

We consolidate all companies in which we have direct and indirect legal or effective control and all VIEs for which we are deemed the PB and have control under ASC 810. All intercompany balances and transactions with consolidated subsidiaries have been eliminated. The results of consolidated entities are included from the effective date of control or, in the case of VIEs, from the date that we are or become the PB. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of VIEs, when we cease to be the PB.

Other investments in which we have the ability to exercise significant influence and joint ventures are accounted for under the equity method of accounting.

Our Condensed Consolidated Financial Statements are stated in U.S. dollars, which is our functional currency.

Our interim financial statements have been prepared pursuant to the rules of the SEC and U.S. GAAP for interim financial reporting, and reflect all normally recurring adjustments that are necessary to fairly state the results for the interim periods presented. Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, our interim financial statements should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 20, 2017. The results of operations for the three months ended March 31, 2017 are not necessarily indicative of those for a full fiscal year.

Use of estimates

The preparation of Condensed Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, intangibles, investments, trade and notes receivables, deferred income tax assets and accruals and reserves. Actual results may differ from our estimates under different conditions, sometimes materially.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Reportable segments

We manage our business and analyze and report our results of operations on the basis of one business segment: leasing, financing, sales and management of commercial aircraft and engines.

3. Summary of significant accounting policies

Our significant accounting policies are described in our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 20, 2017.

Recent accounting standards adopted during 2017:

Inventory

In July 2015, the FASB issued an accounting standard that simplifies the subsequent measurement of all inventory except for inventory measured using the last-in, first-out or the retail inventory method. Inventory within the scope of this standard will be measured at the lower of cost and net realizable value instead of the lower of cost or market as required under existing guidance. Net realizable value is the estimated sale price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This standard also requires that substantial and unusual losses that result from the subsequent measurement of inventory be disclosed in the financial statements.

We adopted the standard on its required effective date of January 1, 2017 and it did not have any effect on our Condensed Consolidated Financial Statements.

Stock compensation

In March 2016, the FASB issued an accounting standard that requires entities to record all tax effects related to share-based awards in the income statement when the awards vest or are settled. The accounting standard also requires excess tax benefits to be recorded when they arise, subject to normal valuation allowance considerations. Excess tax benefits are to be reported as operating activities on the statement of cash flows.

We adopted the standard on its required effective date of January 1, 2017 and it did not have a material effect on our Condensed Consolidated Financial Statements.

Future application of accounting standards:

Revenue from contracts with customers

In May 2014, the FASB issued an accounting standard that provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This guidance does not apply to lease contracts with customers. The standard will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract including (i) identifying the contract with the customer; (ii) identifying the separate performance obligations in the contract; (iii) determining the transaction price; (iv) allocating the transaction price to the separate performance obligations; and (v) recognizing revenue when each performance obligation is satisfied.

This standard was originally scheduled to be effective for fiscal years beginning after December 15, 2016 and subsequent interim periods. In August 2015, the FASB issued an update to the standard which deferred the effective date to January 1, 2018. The standard may be applied either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of applying this standard recognized at the date of adoption. Early adoption is permitted but not before the originally scheduled effective date. We plan to adopt the standard on its required effective date of January 1, 2018. We are evaluating the effect the adoption of the standard will have on our Condensed Consolidated Financial Statements. This new standard does not impact the accounting of our lease revenue but may impact the accounting of our revenue other than lease revenue. While we are still performing our analysis, we do not expect the impact of this standard to be material to our Condensed Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Lease accounting

In February 2016, the FASB issued an accounting standard that requires lessees to recognize lease-related assets and liabilities on the balance sheet, other than leases that meet the definition of a short-term lease. In certain circumstances, the lessee is required to remeasure the lease payments. Qualitative and quantitative disclosures, including significant judgments made by management, will be required to provide insight into the extent of revenue and expense recognized and expected to be recognized from existing contracts. Under the new standard, lessor accounting remains similar to the current model. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The new standard must be adopted using the modified retrospective transition approach. We plan to adopt the standard on its required effective date of January 1, 2019. We do not expect the impact of this standard to be material to our Condensed Consolidated Balance Sheets and Condensed Consolidated Income Statements.

Allowance for credit losses

In June 2016, the FASB issued an accounting standard that requires entities to estimate lifetime expected credit losses for most financial assets measured at amortized cost and certain other instruments, including trade and other receivables, net investments in leases and off-balance sheet credit exposures. The standard also requires additional disclosure, including how the entity develops its allowance for credit losses for financial assets measured at amortized cost and disaggregated information on the credit quality of net investments in leases measured at amortized cost by year of the asset’s origination for up to five annual periods. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption will be permitted in any interim or annual period beginning after December 15, 2018. The new standard must be adopted using the modified retrospective transition approach. We plan to adopt the standard on its required effective date of January 1, 2020. We are evaluating the effect the adoption of the standard will have on our Condensed Consolidated Balance Sheets and Condensed Consolidated Income Statements.

Statement of cash flows

In August 2016, the FASB issued an accounting standard that is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The standard includes clarifications that (i) cash payments for debt prepayment or extinguishments costs must be classified as cash outflows for financing activities; (ii) cash proceeds from the settlement of insurance claims should be classified based on the nature of the loss; (iii) an entity is required to make an accounting policy election to classify distributions received from equity method investees under either the cumulative-earnings approach or the nature of distribution approach; and (iv) in the absence of specific guidance, an entity should classify each separately identifiable cash source and use on the basis of the underlying cash flows. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption will be permitted in any interim or annual period. The new standard must be adopted using the retrospective transition method. We plan to adopt the standard on its required effective date of January 1, 2018. We do not expect the impact of this standard to be material to our Condensed Consolidated Statements of Cash Flows.

Presentation of restricted cash in the statement of cash flows

In November 2016, the FASB issued an accounting standard that clarifies how entities should present restricted cash and restricted cash equivalents in the statement of cash flows. The standard requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. The standard also requires a reconciliation of the totals in the statement of cash flows to the related captions in the balance sheet. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted in any interim or annual period, but any adjustments must be reflected as of the beginning of the fiscal year. The new standard must be adopted retrospectively. We plan to adopt the standard on its required effective date of January 1, 2018. We are evaluating the effect the adoption of the standard will have on our Condensed Consolidated Statements of Cash Flows.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

4.  Flight equipment held for operating leases, net

Movements in flight equipment held for operating leases during the three months ended March 31, 2017 and 2016 were as follows:

	Three Months Ended March 31,
	2017	2016
Net book value at beginning of period	$31,501,973	$32,219,494
Additions	937,130	726,316
Depreciation	(428,791)	(457,387)
Impairment (Note 17)	—	(44,628)
AeroTurbine restructuring (Note 18)	(2,662)	(6,205)
Disposals/Transfers to/from held for sale	(388,337)	(253,640)
Transfers to/from net investment in finance and sales-type leases/inventory	(58,395)	(196,068)
Net book value at end of period	$31,560,918	$31,987,882
Accumulated depreciation as of March 31, 2017 and 2016, respectively	$(5,406,447)	$(4,353,265)

5. Maintenance rights intangible and lease premium, net

Maintenance rights intangible and lease premium consisted of the following as of March 31, 2017 and December 31, 2016:

	March 31, 2017	December 31, 2016
Maintenance rights intangible	$1,980,617	$2,117,034
Lease premium, net	48,533	50,891
	$2,029,150	$2,167,925

Movements in maintenance rights intangible during the three months ended March 31, 2017 and 2016 were as follows:

	Three Months Ended March 31,
	2017	2016
Maintenance rights intangible at beginning of period	$2,117,034	$3,068,318
EOL and MR contract maintenance rights expense	(72,974)	(108,794)
MR contract maintenance rights write off due to maintenance liability release	(27,602)	(78,590)
EOL contract maintenance rights write off due to cash receipt	(13,957)	(42,520)
EOL and MR contract intangible write off due to sale of aircraft	(21,884)	(49,489)
Maintenance rights intangible at end of period	$1,980,617	$2,788,925

The following tables present details of lease premium and related accumulated amortization as of March 31, 2017 and December 31, 2016:

	March 31, 2017
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$96,825	$(48,292)	$48,533

	December 31, 2016
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$94,959	$(44,068)	$50,891

Lease premiums that are fully amortized are removed from the gross carrying amount and accumulated amortization columns in the tables above.

During the three months ended March 31, 2017 and 2016, we recorded amortization expense for lease premium of $4.2 million and $5.3 million, respectively.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

6. Flight equipment held for sale

Generally, an aircraft is classified as held for sale when the sale is probable and is expected to be sold within one year. Aircraft are reclassified from flight equipment held for operating leases to flight equipment held for sale at the lower of the aircraft carrying value or fair value, less costs to sell. Depreciation is no longer recognized for aircraft classified as held for sale.

As of March 31, 2017, seven aircraft and three engines met the held for sale criteria and were classified as flight equipment held for sale in our Condensed Consolidated Balance Sheet. As of December 31, 2016, six aircraft and four engines were classified as flight equipment held for sale in our Condensed Consolidated Balance Sheet. Two of those aircraft were no longer subject to sale agreements and were reclassified to flight equipment held for operating leases during the first quarter of 2017 and the sale of the remaining four aircraft and four engines closed during the first quarter of 2017.

7. Other intangibles, net

Other intangibles consisted of the following as of March 31, 2017 and December 31, 2016:

	March 31, 2017	December 31, 2016
Goodwill	$58,094	$58,094
Customer relationships, net	299,000	304,294
Contractual vendor intangible assets	18,506	21,019
Tradename, net	11,195	13,694
	$386,795	$397,101

The following tables present details of customer relationships and tradename and related accumulated amortization as of March 31, 2017 and December 31, 2016:

	March 31, 2017
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(61,000)	$299,000
Tradename	40,000	(28,805)	11,195
	$400,000	$(89,805)	$310,195

	December 31, 2016
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(55,706)	$304,294
Tradename	40,000	(26,306)	13,694
	$400,000	$(82,012)	$317,988

During the three months ended March 31, 2017 and 2016, we recorded amortization expense for customer relationships and tradename of $7.8 million and $8.0 million, respectively.

During the three months ended March 31, 2017 and 2016, we utilized $2.5 million and $3.7 million, respectively, of contractual vendor intangible assets to reduce the cash outlay related to purchases of goods and services from our vendors.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

8.  Other assets

Other assets consisted of the following as of March 31, 2017 and December 31, 2016:

	March 31, 2017		December 31, 2016
Inventory	$59,386	(a)	$52,673
Debt issuance costs	36,017		33,700
Lease incentives	168,844		177,128
Other receivables	157,627		188,759
Investments	121,921		118,783
Notes receivables	32,691		23,359
Derivative assets (Note 9)	36,296		37,187
Other tangible fixed assets	34,760		36,427
Straight-line rents, prepaid expenses and other	108,807		111,190
	$756,349		$779,206

(a)           During the three months ended March 31, 2017, one aircraft was reclassified to inventory, for which we will consume the parts internally.

9.  Derivative assets and liabilities

We have entered into interest rate derivatives to hedge the current and future interest rate payments on our variable rate debt. These derivative financial instruments can include interest rate swaps, caps, floors, options and forward contracts.

As of March 31, 2017, we had interest rate caps and swaps outstanding, with underlying variable benchmark interest rates ranging from one to three-month U.S. dollar LIBOR.

None of our derivatives that were outstanding as of March 31, 2017 were subject to master netting agreements, which would allow the netting of derivative assets and liabilities in the case of default under any one contract.

Some of our agreements with derivative counterparties require a two-way cash collateralization of derivative fair values. As of March 31, 2017 and December 31, 2016, we had cash collateral of $6.0 million and $8.6 million, respectively, from various counterparties and the obligation to return such collateral was recorded in accounts payable, accrued expenses and other liabilities. We had not advanced any cash collateral to counterparties as of March 31, 2017 or December 31, 2016.

The counterparties to our interest rate derivatives are major international financial institutions.  We continually monitor our positions and the credit ratings of the counterparties involved and limit the amount of credit exposure to any one party. We could be exposed to potential losses due to the credit risk of non-performance by these counterparties.  We have not experienced any material losses to date.

Our derivative assets are recorded in other assets and our derivative liabilities are recorded in accounts payable, accrued expenses and other liabilities in our Condensed Consolidated Balance Sheets. The following tables present notional amounts and fair values of derivatives outstanding as of March 31, 2017 and December 31, 2016:

	March 31, 2017		December 31, 2016
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative assets not designated as hedges:
Interest rate caps	$3,097,310	$27,393	$2,911,220	$30,362
Derivative assets designated as cash flow hedges:
Interest rate swaps	$967,836	$8,903	$425,612	$6,825
Total derivative assets		$36,296		$37,187

(a)           The notional amount is recorded as nil where caps and swaps are not yet effective.

	March 31, 2017		December 31, 2016
	Notional amount (a)	Fair value	Notional amount	Fair value
Derivative liabilities designated as cash flow hedges:
Interest rate swaps	$—	$392	$—	$—
Total derivative liabilities		$392		$—

(a)           The notional amount is recorded as nil where swaps are not yet effective.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

We recorded the following in other comprehensive income (loss) related to derivative financial instruments for the three months ended March 31, 2017 and 2016:

	Three Months Ended March 31,
	2017	2016
Gain (Loss)
Effective portion of change in fair market value of derivatives designated as cash flow hedges:
Interest rate swaps	$1,686	$(1,850)
Income tax effect	(211)	231
Net changes in cash flow hedges, net of tax	$1,475	$(1,619)

The following table presents the effect of derivatives recorded in interest expense in our Condensed Consolidated Income Statements for the three months ended March 31, 2017 and 2016. We do not expect to reclassify amounts from AOCI to interest expense in our Condensed Consolidated Income Statements over the next 12 months.

	Three Months Ended March 31,
	2017	2016
Loss (Gain)
Derivatives not designated as hedges:
Interest rate caps and swaps	$6,485	$11,042
Effect from derivatives	$6,485	$11,042

10.  Accounts payable, accrued expenses and other liabilities

Accounts payable, accrued expenses and other liabilities consisted of the following as of March 31, 2017 and December 31, 2016:

	March 31, 2017	December 31, 2016
Accounts payable and accrued expenses	$302,365	$330,437
Deferred revenue	490,947	463,090
Accrued interest	297,059	287,205
Guarantees (Note 22)	57,597	51,804
Derivative liabilities (Note 9)	392	—
	$1,148,360	$1,132,536

11. Accrued maintenance liability

Movements in accrued maintenance liability during the three months ended March 31, 2017 and 2016 were as follows:

	Three Months Ended March 31,
	2017	2016
Accrued maintenance liability at beginning of period	$2,750,576	$3,185,794
Maintenance payments received	178,153	172,317
Maintenance payments returned	(123,270)	(147,119)
Release to income other than upon sale	(54,486)	(157,491)
Release to income upon sale	(43,886)	(39,014)
Lessor contribution, top ups and other	15,070	4,975
Interest accretion	4,243	8,169
Accrued maintenance liability at end of period	$2,726,400	$3,027,631

12.  Debt

As of March 31, 2017, the principal amount of our outstanding indebtedness totaled $27.2 billion, which excluded fair value adjustments of $0.5 billion and debt issuance costs and debt discounts of $0.2 billion. As of March 31, 2017, our undrawn lines of credit were approximately $7.2 billion, subject to certain conditions, including compliance with certain financial covenants. As of March 31, 2017, we remained in compliance with the respective financial covenants across our various debt obligations.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

The following table provides a summary of our indebtedness as of March 31, 2017 and December 31, 2016:

	March 31, 2017						December 31, 2016
Debt Obligation	Collateral (Number of aircraft)	Commitment	Undrawn amounts	Outstanding	Weighted average interest rate (a)	Maturity	Outstanding
Unsecured
ILFC Legacy Notes		$6,170,000	$—	$6,170,000	6.53%	2017 - 2022	$7,670,000
AerCap Aviation Notes		300,000	—	300,000	6.38%	2017	300,000
AerCap Trust & AICDC Notes		6,999,864	—	6,999,864	4.18%	2017 - 2022	6,399,864
Asia revolving credit facility		600,000	600,000	—	—	2020	—
Citi revolving credit facility		3,745,000	3,745,000	—	—	2021	—
AIG revolving credit facility		500,000	500,000	—	—	2019	—
Other unsecured debt		450,000	—	450,000	2.48%	2020 - 2021	—
Fair value adjustment		—	—	381,190	NA	NA	430,348
TOTAL UNSECURED		18,764,864	4,845,000	14,301,054			14,800,212
Secured
Export credit facilities	81	1,592,606	—	1,592,606	2.53%	2017 - 2027	1,722,376
Senior Secured Notes	85	1,275,000	—	1,275,000	7.13%	2018	1,275,000
Institutional secured term loans & secured portfolio loans	230	6,400,934	749,750	5,651,184	3.21%	2020 - 2030	5,028,623
ALS II debt		—	—	—	—	—	17,746
AerFunding revolving credit facility	15	2,160,000	1,532,880	627,120	3.11%	2019	596,819
AeroTurbine revolving credit agreement		—	—	—	—	—	125,000	(b)
Other secured debt	107	2,721,776	110,000	2,611,776	3.64%	2017 - 2034	2,670,325
Fair value adjustment		—	—	69,526	NA	NA	82,251
TOTAL SECURED		14,150,316	2,392,630	11,827,212			11,518,140
Subordinated
ECAPS subordinated notes		1,000,000	—	1,000,000	4.76%	2065	1,000,000
Junior Subordinated Notes		500,000	—	500,000	6.50%	2045	500,000
Subordinated debt joint ventures partners		55,780	—	55,780	2.26%	2022	55,780
Fair value adjustment		—	—	(231)	NA	NA	(232)
TOTAL SUBORDINATED		1,555,780	—	1,555,549			1,555,548
Debt issuance costs and debt discounts		—	—	(163,311)	NA	NA	(156,901)
	518	$34,470,960	$7,237,630	$27,520,504			$27,716,999

(a)           The weighted average interest rate for our floating rate debt is calculated based on the U.S. dollar LIBOR rate as of the last interest payment date of the respective debt, and excludes the impact of related derivative financial instruments which we hold to hedge our exposure to floating interest rates, as well as any amortization of debt issuance costs and debt discounts.

(b)          AeroTurbine’s assets served as collateral for the AeroTurbine revolving credit agreement.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Additional details of the principal terms of our indebtedness can be found in our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 20, 2017. There have been no material changes to our indebtedness since the filing of the report, except for scheduled repayments and as described below.

AerCap Trust & AICDC Notes

In January 2017, AerCap Trust and AICDC co-issued $600.0 million aggregate principal amount of 3.50% senior unsecured notes due 2022. The proceeds from the offering were used for general corporate purposes.

Citi revolving credit facility

In February 2017, the facility was upsized from $3.0 billion to $3.75 billion and the maturity of the facility was extended to February 2021. The interest rate for borrowings under the Citi revolving credit facility was reduced from LIBOR plus a margin of 2.0% to LIBOR plus a margin of 1.50%.

13. Income taxes

Our effective tax rate was 13.0% and 13.5% for the three months ended March 31, 2017 and 2016, respectively. Our effective tax rate for the full year 2016 was 14.5%. Our effective tax rate in any year is impacted by the source and amount of earnings among our different tax jurisdictions.

14. Equity

In November 2016, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $250 million of AerCap ordinary shares through March 31, 2017. We completed this share repurchase program on March 6, 2017.

In February 2017, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $350 million of AerCap ordinary shares through June 30, 2017.

In May 2017, our Board of Directors approved another share repurchase program authorizing total repurchases of up to $300 million of AerCap ordinary shares through September 30, 2017. See Note 25—Subsequent events.

During the three months ended March 31, 2017, we repurchased an aggregate of 6,551,109 of our ordinary shares under our share repurchase programs at an average price, including commissions, of $44.73 per ordinary share.

During the three months ended March 31, 2017, our Board of Directors cancelled 5,000,000 ordinary shares which were acquired through the share repurchase programs in accordance with the authorizations obtained from the Company’s shareholders.

Between April 1, 2017 and May 5, 2017 we repurchased an aggregate of 2,988,664 of our ordinary shares under our share repurchase programs at an average price, including commissions, of $44.82 per ordinary share.

In May 2017, we cancelled 5,000,000 ordinary shares which were acquired through the share repurchase programs in accordance with the authorizations obtained from the Company’s shareholders.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Movements in equity for the three months ended March 31, 2017 and 2016 were as follows:

	Three Months Ended March 31, 2017
	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
Balance at beginning of period	$8,524,447	$57,817	$8,582,264
Dividends paid	—	(551)	(551)
Repurchase of shares	(293,062)	—	(293,062)
Ordinary shares issued, net of tax withholdings	(1,047)	—	(1,047)
Share-based compensation	26,668	—	26,668
Total other comprehensive income	262,648	63	262,711
Balance at end of period	$8,519,654	$57,329	$8,576,983

	Three Months Ended March 31, 2016
	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
Balance at beginning of period	$8,348,963	$76,846	$8,425,809
Dividends paid	—	(10,501)	(10,501)
Repurchase of shares	(197,585)	—	(197,585)
Ordinary shares issued, net of tax withholdings	(5,653)	—	(5,653)
Share-based compensation	25,664	—	25,664
Total other comprehensive income (loss)	221,461	61	221,522
Balance at end of period	$8,392,850	$66,406	$8,459,256

15.  Selling, general and administrative expenses

Selling, general and administrative expenses consisted of the following for the three months ended March 31, 2017 and 2016:

	Three Months Ended March 31,
	2017	2016
Personnel expenses	$34,939	$34,265
Share-based compensation	26,668	25,664
Travel expenses	5,279	5,737
Professional services	6,970	10,777
Office expenses	3,920	5,054
Directors’ expenses	1,310	1,332
Other expenses	4,396	4,199
	$83,482	$87,028

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

16. Other income

Other income consisted of the following for the three months ended March 31, 2017 and 2016:

	Three Months Ended March 31,
	2017		2016
Management fees	$3,508		$4,556
Interest and other income	29,028	(a)	4,763
	$32,536		$9,319

(a)           The increase was primarily related to contractual payments from a lease termination agreement with a lessee.

17. Asset impairment

Our long-lived assets include flight equipment and definite-lived intangible assets. We test long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

During the three months ended March 31, 2017, we recognized impairment charges for certain AeroTurbine leased engines. Please refer to Note 18—AeroTurbine restructuring for further details.

During the three months ended March 31, 2016, we recognized impairment charges of $44.6 million on 20 aircraft, primarily related to lease terminations and amendments of lease agreements. These impairments were more than offset by lease revenue of $62.1 million that we recognized when we retained maintenance related balances or received EOL compensation upon lease termination or amendment.

18. AeroTurbine restructuring

At the end of 2015, we made the decision to restructure and downsize the AeroTurbine business. Since we made this decision, AeroTurbine has been actively reducing its debt and total assets by disposing of engines from its engine leasing portfolio as well as parts from its inventory.

In January 2017, AeroTurbine completed the sale of its Goodyear operations. In February 2017, the AeroTurbine revolving credit facility was fully repaid and terminated. In March 2017, AeroTurbine executed an amendment to the existing lease agreement for its facility in Florida. Pursuant to the amendment, the square footage of the leased premises was reduced from approximately 264,000 square feet to approximately 64,000 square feet. During the three months ended March 31, 2017, we recognized lease termination fees of $5.2 million.

We recorded the following charges in restructuring related expenses in our Condensed Consolidated Income Statements during the three months ended March 31, 2017 and 2016.

	Three Months Ended March 31,
	2017	2016
Lease termination fees	5,210	—
Leased engines impairment	$2,662	$6,205
Severance expenses and other	2,003	6,397
	$9,875	$12,602

In addition to the charges described above, during the three months ended March 31, 2017 and 2016, we incurred other operating losses of $3.8 million and $12.9 million, bringing AeroTurbine’s total pre-tax loss to $13.7 million and $25.5 million, respectively.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

19. Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing net income by the weighted average of our ordinary shares outstanding, which excludes 3,463,660 and 3,327,742 unvested restricted stock as of March 31, 2017 and 2016, respectively. For the calculation of diluted EPS, the weighted average of our ordinary shares outstanding for basic EPS is adjusted by the effect of dilutive securities, including awards under our equity compensation plans. The number of shares excluded from diluted shares outstanding was 16,666 and 164,911 for the three months ended March 31, 2017 and 2016, respectively, because the effect of including these shares in the calculation would have been anti-dilutive.

The computations of basic and diluted EPS for the three months ended March 31, 2017 and 2016 were as follows:

	Three Months Ended March 31,
	2017	2016
Net income for the computation of basic EPS	$261,173	$223,080
Weighted average ordinary shares outstanding - basic	169,911,481	196,022,650
Basic EPS	$1.54	$1.14

	Three Months Ended March 31,
	2017	2016
Net income for the computation of diluted EPS	$261,173	$223,080
Weighted average ordinary shares outstanding - diluted	175,903,060	197,743,117
Diluted EPS	$1.48	$1.13

The computations of ordinary shares outstanding, excluding unvested restricted stock, as of March 31, 2017 and December 31, 2016 were as follows:

	March 31, 2017	December 31, 2016
	Number of ordinary shares
Ordinary shares issued	182,847,345	187,847,345
Treasury shares	(12,996,466)	(11,600,191)
Ordinary shares outstanding	169,850,879	176,247,154
Unvested restricted stock	(3,463,660)	(3,426,810)
Ordinary shares outstanding, excluding unvested restricted stock	166,387,219	172,820,344

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

20.  Variable interest entities

Our leasing and financing activities require us to use many forms of entities to achieve our business objectives and we have participated to varying degrees in the design and formation of these entities. Our involvement in VIEs varies and includes being a passive investor in the VIE with involvement from other parties, managing and structuring all the VIE’s activities, or being the sole shareholder of the VIE.

During the three months ended March 31, 2017, we have not provided any financial support to any of our VIEs that we were not contractually obligated to provide.

Consolidated VIEs

As of March 31, 2017 and December 31, 2016, substantially all assets and liabilities presented in our Condensed Consolidated Balance Sheets were held in consolidated VIEs. The assets of our consolidated VIEs that can only be used to settle obligations of these entities, and the liabilities of these VIEs for which creditors do not have recourse to our general credit, are disclosed in our Condensed Consolidated Balance Sheets under Supplemental balance sheet information. Further details of debt held by our consolidated VIEs are disclosed in Note 12—Debt.

Wholly-owned ECA and Ex-Im financing vehicles

We have created certain wholly-owned subsidiaries for the purpose of purchasing aircraft and obtaining financing secured by such aircraft. The secured debt is guaranteed by the European ECAs and the Export-Import Bank of the United States. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities.

Other secured financings

We have created a number of wholly-owned subsidiaries for the purpose of obtaining secured financings. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities.

Wholly-owned leasing entities

We have created wholly-owned subsidiaries for the purpose of facilitating aircraft leases with airlines. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes, which serve as equity. We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities.

Limited recourse financing structures

We have established entities to obtain secured financings for the purchase of aircraft in which we have variable interests. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. The loans of these entities are non-recourse to us except under limited circumstances. We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, and we absorb the majority of the risks and rewards of these entities.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

AerCap Partners I

AerCap Partners I Holding Limited (“AerCap Partners I”) is a 50%-50% joint venture owned by us and Deucalion Aviation Funds. We provide lease management, insurance management and aircraft asset management services to AerCap Partners I for a fee. We have determined that we are the PB of the entity because we direct the activities that most significantly affect the economic performance of the entity and we absorb a significant portion of the risks and rewards of the entity.

As of March 31, 2017, AerCap Partners I had a portfolio consisting of eight Boeing 737NG aircraft. As of March 31, 2017, AerCap Partners I had $78.3 million outstanding under a senior debt facility, which is guaranteed by us, and $63.8 million of subordinated debt outstanding, consisting of $31.9 million from us and $31.9 million from our joint venture partner.

AerCap Partners II

AerCap Partners II Holding Limited (“AerCap Partners II”) is a 50%-50% joint venture owned by us and Deucalion Aviation Funds. We provide lease management, insurance management and aircraft asset management services to AerCap Partners II for a fee. We have determined that we are the PB of the entity because we direct the activities that most significantly affect the economic performance of the entity and we absorb a significant portion of the risks and rewards of the entity.

As of March 31, 2017, AerCap Partners II had a portfolio consisting of three Airbus A320 aircraft. As of March 31, 2017, AerCap Partners II had $47.0 million outstanding under an ECA senior debt facility, which is guaranteed by us, and $16.8 million of subordinated debt outstanding, consisting of $8.4 million from us and $8.4 million from our joint venture partner.

AerCap Partners 767

AerCap Partners 767 Limited (“AerCap Partners 767”) is a 50%-50% joint venture owned by us and Deucalion Aviation Funds. We provide lease management, insurance management and aircraft asset management services to AerCap Partners 767 for a fee. We have determined that we are the PB of the entity because we direct the activities that most significantly affect the economic performance of the entity and we absorb a significant portion of the risks and rewards of the entity.

As of March 31, 2017, AerCap Partners 767 had a portfolio consisting of two Boeing 767-300ER aircraft. As of March 31, 2017, AerCap Partners 767 had $15.1 million outstanding under a senior debt facility, which is limited recourse to us, and $31.0 million of subordinated debt outstanding, consisting of $15.5 million from us and $15.5 million from our joint venture partner.

ALS II

We hold a 5% equity investment and 100% of the subordinated fixed rate deferrable interest asset-backed notes (“ALS II Class E-1 Notes”) in ALS II. We provide lease management, insurance management and aircraft asset management services to ALS II for a fee. We have determined that we are the PB of the entity because we have control and we absorb the majority of the risks and rewards of the entity.

As of March 31, 2017, ALS II had a portfolio consisting of 26 Airbus A320 Family aircraft. As of March 31, 2017, ALS II had $350.0 million of senior ALS II Class E-1 Notes outstanding due to us. The ALS II senior Class A notes were repaid in full in January 2017.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

AerFunding

We hold a 5% equity investment and 100% of the subordinated fixed rate deferrable interest asset-backed notes (“AerFunding Class E-1 Notes”) in AerFunding. We provide lease management, insurance management and aircraft asset management services to AerFunding for a fee. We have determined that we are the PB of the entity because we have control and we absorb the majority of the risks and rewards of the entity.

As of March 31, 2017, AerFunding had a portfolio consisting of five Airbus A320 Family aircraft, one Airbus A330 aircraft, seven Boeing 737NG aircraft and two Boeing 787 aircraft. As of March 31, 2017, AerFunding had $627.1 million outstanding under a secured revolving credit facility and $170.9 million of AerFunding Class E-1 Notes outstanding due to us.

AerLift Jet

AerLift Leasing Jet Ltd. (“AerLift Jet”) is a 50%-50% joint venture owned by us and a U.S.-based aircraft leasing company. We provide lease management, insurance management and aircraft asset management services to AerLift Jet for a fee. We have determined that we are the PB of the entity because we direct the activities that most significantly affect the economic performance of the entity and we absorb a significant portion of the risks and rewards of the entity.

During the year ended December 31, 2016, AerLift Jet sold its four aircraft and repaid all amounts previously outstanding under its secured bank loans. AerLift Jet did not own any aircraft as of March 31, 2017.

Non-consolidated VIEs

The following table presents our maximum exposure to loss in VIEs for which we are not the PB as of March 31, 2017 and December 31, 2016:

	March 31, 2017	December 31, 2016
Carrying value of investments	$121,921	$118,783
Debt guarantees	120,116	125,429
Maximum exposure to loss	$242,037	$244,212

The maximum exposure to loss represents the amount that would be absorbed by us in the event that all of our assets held in the VIEs, for which we are not the PB, had no value and outstanding debt guarantees were called upon in full.

AerDragon

AerDragon is a joint venture with 50% owned by China Aviation Supplies Holding Company and the other 50% owned equally by us, affiliates of Crédit Agricole Corporate and Investment Bank, and East Epoch Limited. This joint venture enhances our presence in the Chinese market and our ability to lease our aircraft and engines throughout the entire Asia/Pacific region. We provide certain aircraft and accounting related services to AerDragon, and guarantee debt secured by certain aircraft which AerDragon purchased directly from us for a fee. As of March 31, 2017 and December 31, 2016, we guaranteed debt of $2.4 million and $3.4 million, respectively, for AerDragon. With the exception of the debt for which we act as a guarantor, the obligations of AerDragon are non-recourse to us.

As of March 31, 2017, AerDragon had 29 narrowbody aircraft on lease to ten airlines.

We have determined that AerDragon is a VIE, in which we do not have control and therefore we are not the PB. We do have significant influence and, accordingly, we account for our investment in AerDragon under the equity method of accounting.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

AerLift

AerLift Leasing Ltd. (“AerLift”) is a joint venture in which we have a 39% interest. We provide asset and lease management, insurance management and cash management services to AerLift for a fee. As of March 31, 2017 and December 31, 2016, we guaranteed debt of $117.7 million and $122.0 million, respectively, for AerLift. Other than the debt for which we act as a guarantor, the debt obligations of AerLift are non-recourse to us.

As of March 31, 2017, AerLift owned four aircraft.

We have determined that AerLift is a VIE in which we do not have control and therefore we are not the PB. We do have significant influence and, accordingly, we account for our investment in AerLift under the equity method of accounting.

ACSAL

In June 2013, we completed a transaction under which we sold eight Boeing 737-800 aircraft to ACSAL, an affiliate of Guggenheim, in exchange for cash, and we made a capital contribution to ACSAL in exchange for 19% of its equity. We provide aircraft asset and lease management services to ACSAL for a fee. As of March 31, 2017, ACSAL continued to own the eight aircraft.

We have determined that ACSAL is a VIE in which we do not have control and therefore we are not the PB. We do have significant influence and, accordingly, we account for our investment in ACSAL under the equity method of accounting.

Other variable interest entities

We have variable interests in other entities in which we have determined we are not the PB because we do not have the power to direct the activities that most significantly affect the entity’s economic performance. Our variable interest in these entities consists of servicing fees that we receive for providing aircraft management services.

21.  Related party transactions

AerDragon

We provide certain aircraft and accounting related services to, and guarantee certain debt of, AerDragon, a joint venture accounted for under the equity method. We charged AerDragon a fee for these services of $0.1 million and $0.1 million during the three months ended March 31, 2017 and 2016, respectively.

ACSAL

We provide aircraft asset and lease management services to ACSAL, an investment accounted for under the equity method, for which we received a fee of $0.1 million and $0.1 million during the three months ended March 31, 2017 and 2016, respectively.

AerLift

We provide a variety of management services to, and guarantee certain debt of, AerLift, a joint venture accounted for under the equity method, for which we received a fee of $0.4 million and $0.8 million during the three months ended March 31, 2017 and 2016. In addition, no dividend was received from AerLift during the three months ended March 31, 2017 and a dividend of $2.8 million was received during the three months ended March 31, 2016.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

22.  Commitments and contingencies

Aircraft on order

As of March 31, 2017, we had commitments to purchase 410 new aircraft scheduled for delivery through 2022. The majority of these commitments are based upon purchase agreements with Boeing, Airbus and Embraer. These agreements establish the pricing formulas (including adjustments for certain contractual escalation provisions) and various other terms with respect to the purchase of aircraft. Under certain circumstances, we have the right to alter the mix of aircraft types ultimately acquired.

Movements in prepayments on flight equipment during the three months ended March 31, 2017 and 2016 were as follows:

	Three Months Ended March 31,
	2017	2016
Prepayments on flight equipment at beginning of period	$3,265,979	$3,300,426
Prepayments made during the period	239,307	167,367
Interest capitalized during the period	27,321	25,859
Prepayments and capitalized interest applied to the purchase of flight equipment	(317,148)	(188,849)
Prepayments on flight equipment at end of period	$3,215,459	$3,304,803

Additional details of our commitments and contingencies can be found in our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 20, 2017.

Asset value guarantees

We have potential obligations under contracts that guarantee a portion of the residual value of aircraft owned by third parties. These guarantees expire at various dates through 2023 and generally obligate us to pay the shortfall between the fair market value and the guaranteed value of the aircraft and, in certain cases, provide us with an option to purchase the aircraft for the guaranteed value. As of March 31, 2017, eight guarantees were outstanding.

We regularly review the underlying values of the aircraft collateral to determine our exposure under these asset value guarantees. We did not record any asset value guarantee loss provisions during the three months ended March 31, 2017 or 2016, respectively.

As of March 31, 2017 and December 31, 2016, the carrying value of the asset value guarantee liability was $37.5 million and $37.5 million respectively, and was included in accounts payable, accrued expenses and other liabilities in our Condensed Consolidated Balance Sheets. As of March 31, 2017, the maximum aggregate potential commitment that we were obligated to pay under these guarantees, including those exercised, and without any offset for the projected value of the aircraft or other contractual features that may limit our exposure, was approximately $168.4 million.

Other guarantees

We guarantee the future re-lease or extension rental rates and other costs of four sold aircraft, up to agreed maximum amounts for each aircraft. These guarantees expire when qualifying re-lease or extension agreements are signed but generally no later than 2018. We are obligated to perform under these guarantees if the contracted net re-lease or extension rates do not equal or exceed the specified amounts in the guarantees.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

We also guarantee the replacement lease rental cash flows of three sold aircraft, in the event of a default and lease termination by the current lessees, up to agreed maximum amounts for each aircraft. Two of these guarantees expire in 2020 and the third guarantee expires in 2018. We are obligated to perform under these guarantees in the event of a default and lease termination by the current lessees, and if the contracted net replacement lease rental rates do not equal or exceed the rental amounts in the current lease contracts.

As of March 31, 2017 and December 31, 2016, the carrying value of these guarantees was $20.1 million and $14.3 million, respectively, and was included in accounts payable, accrued expenses and other liabilities in our Condensed Consolidated Balance Sheets. As of March 31, 2017, the maximum undiscounted aggregate future guarantee payments that we could be obligated to make under these guarantees, without offset for the projected net future re-lease or extension rates, were approximately $34.2 million.

Legal proceedings

General

In the ordinary course of our business, we are a party to various legal actions, which we believe are incidental to the operations of our business. The Company regularly reviews the possible outcome of such legal actions, and accrues for such legal actions at the time a loss is probable and the amount of the loss can be estimated. In addition, the Company also reviews indemnities and insurance coverage, where applicable. Based on information currently available, we believe the potential outcome of those cases where we are able to estimate reasonably possible losses, and our estimate of the reasonably possible losses exceeding amounts already recognized, on an aggregated basis, is immaterial to our Condensed Consolidated Financial Statements.

VASP litigation

We leased 13 aircraft and three spare engines to Viação Aerea de São Paulo (“VASP”), a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess our equipment. In 1992, we obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines from VASP. We repossessed and exported the aircraft and engines in 1992. VASP appealed this decision. In 1996, the Appellate Court of the State of São Paulo (“TJSP”) ruled in favor of VASP on its appeal. We were instructed to return the aircraft and engines to VASP for lease under the terms of the original lease agreements. The Appellate Court also granted VASP the right to seek damages in lieu of the return of the aircraft and engines. Since 1996 we have defended this case in the Brazilian courts through various motions and appeals. On March 1, 2006, the Superior Tribunal of Justice (the “STJ”) dismissed our then-pending appeal and on April 5, 2006, a special panel of the STJ confirmed this decision. On May 15, 2006 we filed an extraordinary appeal with the Federal Supreme Court. In September 2009 the Federal Supreme Court requested an opinion on our appeal from the office of the Attorney General. This opinion was provided in October 2009. The Attorney General recommended that AerCap’s extraordinary appeal be accepted for trial and that the case be subject to a new judgment before the STJ. The Federal Supreme Court is not bound by the opinion of the Attorney General. While we have been advised that it would be normal practice to take such an opinion into consideration, there are no assurances that the Federal Supreme Court will rule in accordance with the Attorney General opinion or, if it did, what the outcome of the judgment of the STJ would be.

On February 23, 2006, VASP commenced a procedure to calculate its alleged damages and since then we, VASP and the court have appointed experts to assist the court in calculating damages. Our appointed expert has concluded that no damages were incurred. The VASP-appointed expert has concluded that substantial damages were incurred, and has claimed that such damages should reflect monetary adjustments and default interest for the passage of time. The court-appointed expert has also concluded that no damages were incurred. Different public prosecutors have issued conflicting opinions. The first public prosecutor had filed an opinion that supports the view of the VASP-appointed expert. In response to that opinion, the court-appointed expert reaffirmed his conclusion. A subsequently-appointed public prosecutor subsequently filed a new opinion that is less supportive of the VASP-appointed expert’s opinion, but the original public prosecutor then issued a third opinion consistent with the first one. The procedure is ongoing. We believe, and we have been advised, that it is not probable that VASP will be able to recover damages from us even if VASP prevails on the issue of liability. The outcome of the legal process is, however, uncertain, and the court is conducting its own analysis and will reach its own conclusion. The amount of damages, if any, payable to VASP cannot reasonably be estimated at this time. We continue to actively pursue all courses of action that may reasonably be available to us and intend to defend our position vigorously.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

In July 2006, we brought a claim for damages against VASP in the English courts, seeking damages incurred by AerCap as a result of VASP’s default under seven leases that were governed by English law. VASP filed applications challenging the jurisdiction of the English court, and sought to adjourn the jurisdictional challenge pending the sale of some of its assets in Brazil. We opposed this application and by an order dated March 6, 2008, the English court dismissed VASP’s applications.

In September 2008, the bankruptcy court in Brazil ordered the bankruptcy of VASP. VASP appealed this decision. In December 2008, we filed with the English court an application for default judgment, seeking damages plus accrued interest pursuant to seven lease agreements. On March 16, 2009, we obtained a default judgment in which we were awarded approximately $40.0 million in damages plus accrued interest. We subsequently applied to the STJ for an order ratifying the English judgment, so that it might be asserted in the VASP bankruptcy. The STJ granted AerCap’s application and entered an order ratifying the English judgment. Although VASP appealed that order, it is fully effective pending a resolution of VASP’s appeal of the order ratifying the English judgment.

On November 6, 2012, the STJ ruled in favor of VASP on its appeal from the order placing it in bankruptcy. Acting alone, the reporting justice of the appellate panel ordered the bankruptcy revoked and the matter converted to a judicial reorganization. Several creditors of VASP appealed that ruling to the full panel of the STJ. On December 17, 2012, the Special Court of the STJ reversed the ruling of the reporting justice and upheld the order placing VASP in bankruptcy. The decision was published on February 1, 2013. On February 25, 2013, the lapse of time for appeal (res judicata) was certified.

In addition to our claim in the English courts, AerCap has also brought actions against VASP in the Irish courts to recover damages incurred as a result of VASP’s default under nine leases governed by Irish law. The Irish courts granted an order for service of process, and although VASP opposed service in Brazil, the STJ ruled that service of process had been properly completed. After some additional delay due to procedural issues related to VASP’s bankruptcy, the Irish action went forward. Upon VASP’s failure to appear, the High Court entered default judgment in favor of AerCap, finding VASP liable for breach of its obligations under the leases. On October 24, 2014, the High Court entered two judgments in favor of AerCap, awarding us aggregate damages in the amount of approximately $36.9 million. The first Irish judgment has been ratified by the STJ in Brazil. We are presently seeking to have the second Irish judgment ratified by the STJ in Brazil, so that both might be asserted in the VASP bankruptcy.

Transbrasil litigation

In the early 1990s, two AerCap-related companies (the “AerCap Lessors”) leased an aircraft and two engines to Transbrasil S/A Linhas Areas (“Transbrasil”), a now-defunct Brazilian airline. By 1998, Transbrasil had defaulted on various obligations under its leases with AerCap, along with other leases it had entered into with GECC and certain of its affiliates (collectively with GECC, the “GE Lessors”). GECAS was the servicer for all these leases at the time. Subsequently, Transbrasil issued promissory notes (the “Notes”) to the AerCap lessors and GE Lessors (collectively the “Lessors”) in connection with restructurings of the leases. Transbrasil defaulted on the Notes and GECC brought an enforcement action on behalf of the Lessors in 2001. Concurrently, GECC filed an action for the involuntary bankruptcy of Transbrasil.

Transbrasil brought a lawsuit against the Lessors in February 2001 (the “Transbrasil Lawsuit”), claiming that the Notes had in fact been paid at the time GECC brought the enforcement action. In 2007, the trial judge ruled in favor of Transbrasil. That decision was appealed. In April 2010, the appellate court published a judgment (the “2010 Judgment”) rejecting the Lessors’ appeal, ordering them to pay Transbrasil statutory penalties equal to double the face amount of the Notes (plus interest and monetary adjustments) as well as damages for any losses incurred as a result of the attempts to collect on the Notes. The 2010 Judgment provided that the amount of such losses would be calculated in separate proceedings in the trial court (the “Indemnity Claim”). In June 2010, the AerCap Lessors and GE Lessors separately filed special appeals before the STJ in Brazil. These special appeals were subsequently admitted for hearing.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

In July 2011, Transbrasil brought three actions for provisional enforcement of the 2010 Judgment (the “Provisional Enforcement Actions”): one to enforce the award of statutory penalties; a second to recover attorneys’ fees related to that award, and a third to enforce the Indemnity Claim. Transbrasil submitted its alleged calculation of statutory penalties, which, according to Transbrasil, amounted to approximately $210 million in the aggregate against all defendants, including interest and monetary adjustments. AerCap and its co-defendants opposed provisional enforcement of the 2010 judgment, arguing, among other things, that Transbrasil’s calculations were greatly exaggerated.

Transbrasil also initiated proceedings to determine the amount of its alleged Indemnity Claim. The court appointed an expert to determine the measure of damages and the defendants appointed an assistant expert. We believe we have strong arguments to convince the expert and the court that Transbrasil suffered no damage as a result of the defendants’ attempts to collect on the Notes.

In February 2012, AerCap brought a civil complaint against GECAS and GECC in the State of New York (the “New York Action”), alleging, among other things, that GECAS and GECC had violated certain duties to AerCap in connection with their attempts to enforce the Notes and their defense of Transbrasil’s lawsuit. In November 2012, AerCap, GECAS, and the GE Lessors entered into a settlement agreement resolving all of the claims raised in the New York Action. The terms of the settlement agreement are confidential.

In October 2013, the STJ granted the special appeals filed by GECAS and its related parties, effectively reversing the 2010 Judgment in most respects as to all of the Lessors.

In February 2014, Transbrasil appealed the STJ’s ruling of October 2013 to another panel of the STJ. The appellate panel rejected Transbrasil’s appeal in November 2016, preserving the October 2013 order. The parties have the right to seek further appellate review of the appellate panel’s November 2016 order.

In light of the STJ’s ruling of October 2013, the trial court has ordered the dismissal of two of Transbrasil’s Provisional Enforcement Actions – those seeking statutory penalties and attorneys’ fees. The TJSP has since affirmed the dismissals of those actions. Transbrasil’s Provisional Enforcement Action with respect to the Indemnity Claim remains pending; however, the action has currently been stayed pending a final decision in the Transbrasil Lawsuit.

Yemen Airways-Yemenia litigation

ILFC is named in a lawsuit in connection with the 2009 crash of an Airbus A310-300 aircraft owned by ILFC and on lease to Yemen Airways-Yemenia, a Yemeni carrier (“Hassanati Action”). The Hassanati plaintiffs are families of deceased occupants of the flight and seek unspecified damages for wrongful death, costs, and fees. The Hassanati Action commenced in January 2011 and was pending in the United States District Court for the Central District of California. On February 18, 2014, the district court granted summary judgment in ILFC’s favor and dismissed all of the Hassanati plaintiffs’ remaining claims. The Hassanati plaintiffs appealed. On March 22, 2016, the appellate court rejected the appeal. On April 22, 2016, the Hassanati plaintiffs refiled their action at the trial court. The trial court granted ILFC’s motion to dismiss the Hassanati plaintiffs’ second complaint on November 22, 2016. The Hassanati plaintiffs have appealed this order. On August 29, 2014, a new group of plaintiffs filed a lawsuit against ILFC in the United States District Court for the Central District of California (the “Abdallah Action”). The Abdallah Action claims unspecified damages from ILFC on the same theory as does the Hassanati Action. We believe that ILFC has substantial defenses on the merits and is adequately covered by available liability insurance in respect of both the Hassanati Action and the Abdallah Action.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

23.  Fair value measurements

The Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is our policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are primarily based on management’s own estimates and are calculated based upon the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability.

The degree of judgment used in measuring the fair value of a financial and non-financial asset or liability generally correlates with the level of pricing observability. We classify our fair value measurements based on the observability and significance of the inputs used in making the measurement, as provided below:

Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reported date.

Level 2 — Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Level 3 — Unobservable inputs from our own assumptions about market risk developed based on the best information available, subject to cost benefit analysis. Inputs may include our own data.

Fair value measurements are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

Assets and liabilities measured at fair value on a recurring basis

As of March 31, 2017 and December 31, 2016, our derivative portfolio consisted of interest rate swaps and caps. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparty of the derivative contract based on quantitative and qualitative factors. As such, the valuation of these instruments was classified as Level 2.

The following tables present our financial assets and liabilities that we measured at fair value on a recurring basis by level within the fair value hierarchy as of March 31, 2017 and December 31, 2016:

	March 31, 2017
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$36,296	$—	$36,296	$—

Liabilities
Derivative liabilities	392	—	392	—

	December 31, 2016
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$37,187	$—	$37,187	$—

Assets and liabilities measured at fair value on a non-recurring basis

We measure the fair value of certain definite-lived intangible assets and our flight equipment on a non-recurring basis, when U.S. GAAP requires the application of fair value, including when events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Additional details of recoverability assessments performed on our flight equipment and certain definite-lived intangible assets are described in our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 20, 2017.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Management develops the assumptions used in the fair value measurements. Therefore, the fair value measurements of flight equipment and definite-lived intangible assets are classified as Level 3 valuations.

Definite-lived intangible assets

We use the income approach to measure the fair value of definite-lived intangible assets, which is based on the present value of estimated future cash flows to be generated from the asset.

Flight equipment

Inputs to non-recurring fair value measurements categorized as level 3

We use the income approach to measure the fair value of flight equipment, which is based on the present value of estimated future cash flows. Key inputs to the estimated future cash flows for flight equipment include current contractual lease cash flows, projected future non-contractual lease or sale cash flows, extended to the end of the aircraft’s estimated holding period in its highest and best use, and a contractual or estimated disposition value.

The current contractual lease cash flows are based on the in-force lease rates. The projected future non-contractual lease cash flows are estimated based on the aircraft type, age, and the airframe and engine configuration of the aircraft. The projected non-contractual lease cash flows are applied to follow-on lease terms, which are estimated based on the age of the aircraft at the time of re-lease and are assumed through the estimated holding period of the aircraft. The estimated holding period is the period over which future cash flows are assumed to be generated. Shorter holding periods can result when a potential sale or future part-out of an individual aircraft has been contracted for, or is likely. In instances of a potential sale or part-out, the holding period is based on the estimated sale or part-out date. The disposition value is generally estimated based on aircraft type. In situations where the aircraft will be disposed of, the disposition value assumed is based on an estimated part-out value or the contracted sale price.

The estimated future cash flows, as described above, are then discounted to present value. The discount rate used is based on the aircraft type and incorporates assumptions market participants would use regarding the market attractiveness of the aircraft type, the likely debt and equity financing components, and the required returns of those financing components.

Sensitivity to changes in unobservable inputs

When estimating the fair value measurement of flight equipment, we consider the effect of a change in a particular assumption independently of changes in any other assumptions. In practice, simultaneous changes in assumptions may not always have a linear effect on inputs.

The significant unobservable inputs utilized in the fair value measurement of flight equipment are the discount rate, the remaining estimated holding period and the non-contractual cash flows. The discount rate is affected by movements in the aircraft funding markets, including fluctuations in required rates of return in debt and equity, and loan to value ratios. The remaining estimated holding period and non-contractual cash flows represent management’s estimate of the remaining service period of an aircraft and the estimated non-contractual cash flows over the remaining life of the aircraft. An increase in the discount rate would decrease the fair value measurement of the aircraft, while an increase in the remaining estimated holding period or the estimated non-contractual cash flows would increase the fair value measurement of the aircraft.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Fair value disclosures of financial instruments

The fair value of restricted cash and cash and cash equivalents approximates their carrying value because of their short-term nature (Level 1). The fair value of notes receivables approximates its carrying value (Level 2). The fair value of our long-term unsecured debt is estimated using quoted market prices for similar or identical instruments, depending on the frequency and volume of activity in the market. The fair value of our long-term secured debt is estimated using a discounted cash flow analysis based on current market interest rates and spreads for debt with similar characteristics (Level 2). Derivatives are recognized in our Condensed Consolidated Balance Sheets at their fair value. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparties of the derivative contracts based on quantitative and qualitative factors (Level 2). The fair value of guarantees is determined by reference to the fair market value or future lease cash flows of the underlying aircraft and the guaranteed amount (Level 3).

The carrying amounts and fair values of our most significant financial instruments as of March 31, 2017 and December 31, 2016 were as follows:

	March 31, 2017
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,935,630		$1,935,630	$1,935,630	$—	$—
Restricted cash	359,221		359,221	359,221	—	—
Derivative assets	36,296		36,296	—	36,296	—
Notes receivables	32,691		32,691	—	32,691	—
	$2,363,838		$2,363,838	$2,294,851	$68,987	$—
Liabilities
Debt	$27,683,815	(a)	$28,205,807	$—	$28,205,807	$—
Derivative liabilities	392		392	—	392	—
Guarantees	57,597		57,597	—	—	57,597
	$27,741,804		$28,263,796	$—	$28,206,199	$57,597

(a)               Excludes debt issuance costs and debt discounts.

	December 31, 2016
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$2,035,447		$2,035,447	$2,035,447	$—	$—
Restricted cash	329,180		329,180	329,180	—	—
Derivative assets	37,187		37,187	—	37,187	—
Notes receivables	23,359		23,359	—	23,359	—
	$2,425,173		$2,425,173	$2,364,627	$60,546	$—
Liabilities
Debt	$27,873,900	(a)	$28,203,635	$—	$28,203,635	$—
Guarantees	51,804		51,804	—	—	51,804
	$27,925,704		$28,255,439	$—	$28,203,635	$51,804

(a)           Excludes debt issuance costs and debt discounts.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

24. Supplemental guarantor financial information

The following supplemental financial information is presented to comply with Rule 3-10 of Regulation S-X.

AerCap Aviation Notes

In May 2012, AerCap Aviation Solutions B.V. (“AerCap Aviation Solutions”), a 100%-owned finance subsidiary of AerCap Holdings N.V. (the “Parent Guarantor”), issued $300.0 million of 6.375% senior unsecured notes due 2017 (the “AerCap Aviation Notes”). The AerCap Aviation Notes are fully and unconditionally guaranteed by the Parent Guarantor.

In November 2012, we entered into a $285.0 million unsecured revolving credit facility which was guaranteed by AerCap Aviation Solutions and AerCap Ireland. The guarantee by AerCap Ireland under this facility triggered a springing guarantee under the AerCap Aviation Notes indenture, as a result of which AerCap Ireland also fully and unconditionally guarantees the AerCap Aviation Notes.

The following condensed consolidating financial information presents the Condensed Consolidating Balance Sheets as of March 31, 2017 and December 31, 2016, the Condensed Consolidating Income Statements, Condensed Consolidating Statements of Cash Flows and Condensed Consolidating Statements of Comprehensive Income for the three months ended March 31, 2017 and 2016 of (i) the Parent Guarantor; (ii) AerCap Aviation Solutions; (iii) AerCap Ireland; (iv) the non-guarantor subsidiaries; (v) elimination entries necessary to consolidate the Parent Guarantor with AerCap Aviation Solutions, AerCap Ireland and the non-guarantor subsidiaries; and (vi) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. A portion of our cash and cash equivalents is held by subsidiaries and access to such cash by us for group purposes is limited.

In accordance with Rule 3-10 of Regulation S-X, separate financial statements and other disclosures with respect to AerCap Ireland and AerCap Aviation Solutions have not been provided because AerCap Ireland and AerCap Aviation Solutions are 100%-owned by the Parent Guarantor, all guarantees are full and unconditional and the Parent Guarantor’s financial statements have been filed in this interim report for the periods specified by Rules 3-01 and 3-02 of Regulation S-X.

Condensed Consolidating Balance Sheet

	March 31, 2017
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Assets
Cash and cash equivalents	$4	$—	$1,036	$896	$—	$1,936
Restricted cash	—	—	9	350	—	359
Flight equipment held for operating leases, net	—	—	1,252	30,309	—	31,561
Maintenance rights intangible and lease premium, net	—	—	44	1,985	—	2,029
Flight equipment held for sale	—	—	—	161	—	161
Net investment in finance and sales-type leases	—	—	—	762	—	762
Prepayments on flight equipment	—	—	—	3,215	—	3,215
Investments including investments in subsidiaries	9,596	—	4,242	122	(13,838)	122
Intercompany receivables	106	—	8,724	6,326	(15,156)	—
Other assets	104	10	271	913	—	1,298
Total Assets	$9,810	$10	$15,578	$45,039	$(28,994)	$41,443
Liabilities and Equity
Debt	$—	$300	$39	$27,182	$—	$27,521
Intercompany payables	1,274	19	6,300	7,563	(15,156)	—
Other liabilities	16	5	381	4,943	—	5,345
Total liabilities	1,290	324	6,720	39,688	(15,156)	32,866

Total AerCap Holdings N.V. shareholders’ equity	8,520	(314)	8,858	5,294	(13,838)	8,520
Non-controlling interest	—	—	—	57	—	57
Total Equity	8,520	(314)	8,858	5,351	(13,838)	8,577
Total Liabilities and Equity	$9,810	$10	$15,578	$45,039	$(28,994)	$41,443

Condensed Consolidating Balance Sheet

	December 31, 2016
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Assets
Cash and cash equivalents	$4	$—	$835	$1,196	$—	$2,035
Restricted cash	—	—	9	320	—	329
Flight equipment held for operating leases, net	—	—	1,136	30,366	—	31,502
Maintenance rights intangible and lease premium, net	—	—	51	2,117	—	2,168
Flight equipment held for sale	—	—	—	107	—	107
Net investment in finance and sales-type leases	—	—	—	757	—	757
Prepayments on flight equipment	—	—	—	3,266	—	3,266
Investments including investments in subsidiaries	9,310	—	4,257	119	(13,567)	119
Intercompany receivables	106	—	8,005	5,726	(13,837)	—
Other assets	104	10	440	951	(168)	1,337
Total Assets	$9,524	$10	$14,733	$44,925	$(27,572)	$41,620
Liabilities and Equity
Debt	$—	$300	$40	$27,377	$—	$27,717
Intercompany payables	978	19	5,701	7,139	(13,837)	—
Other liabilities	22	2	381	5,084	(168)	5,321
Total liabilities	1,000	321	6,122	39,600	(14,005)	33,038

Total AerCap Holdings N.V. shareholders’ equity	8,524	(311)	8,611	5,267	(13,567)	8,524
Non-controlling interest	—	—	—	58	—	58
Total Equity	8,524	(311)	8,611	5,325	(13,567)	8,582
Total Liabilities and Equity	$9,524	$10	$14,733	$44,925	$(27,572)	$41,620

Condensed Consolidating Income Statement

	Three Months Ended March 31, 2017
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Revenues and other income
Lease revenue	$—	$—	$37	$1,120	$—	$1,157
Net gain on sale of assets	—	—	2	45	—	47
Other income (loss)	1	—	121	127	(216)	33
Total Revenues and other income	1	—	160	1,292	(216)	1,237
Expenses
Depreciation and amortization	—	—	16	423	—	439
Interest expense	—	5	37	438	(194)	286
Leasing expenses	—	—	5	117	—	122
Restructuring related expenses	—	—	—	10	—	10
Selling, general and administrative expenses	15	—	21	69	(22)	83
Total Expenses	15	5	79	1,057	(216)	940
(Loss) income before income taxes and income of investments accounted for under the equity method	(14)	(5)	81	235	—	297
Provision for income taxes	2	1	(10)	(32)	—	(39)
Equity in net earnings of investments accounted for under the equity method	—	—	—	3	—	3
Net (loss) income before income from subsidiaries	(12)	(4)	71	206	—	261
Income (loss) from subsidiaries	273	—	177	70	(520)	—
Net income (loss)	$261	$(4)	$248	$276	$(520)	$261
Net income (loss) attributable to AerCap Holdings N.V.	$261	$(4)	$248	$276	$(520)	$261

Condensed Consolidating Income Statement

	Three Months Ended March 31, 2016
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Revenues and other income
Lease revenue	$—	$—	$38	$1,252	$—	$1,290
Net (loss) gain on sale of assets	—	—	(1)	20	—	19
Other income (loss)	1	—	106	85	(183)	9
Total Revenues and other income	1	—	143	1,357	(183)	1,318
Expenses
Depreciation and amortization	—	—	14	453	—	467
Asset impairment	—	—	—	45	—	45
Interest expense	—	5	64	377	(161)	285
Leasing expenses	—	—	2	165	—	167
Restructuring related expenses	—	—	—	13	—	13
Selling, general and administrative expenses	26	—	16	66	(22)	86
Total Expenses	26	5	96	1,119	(183)	1,063
(Loss) income before income taxes and income of investments accounted for under the equity method	(25)	(5)	47	238	—	255
Provision for income taxes	3	1	(6)	(32)	—	(34)
Equity in net earnings of investments accounted for under the equity method	—	—	—	2	—	2
Net (loss) income before income from subsidiaries	(22)	(4)	41	208	—	223
Income (loss) from subsidiaries	245	—	169	41	(455)	—
Net income (loss)	223	$(4)	$210	$249	$(455)	$223
Net income (loss) attributable to AerCap Holdings N.V.	$223	$(4)	$210	$249	$(455)	$223

Condensed Consolidating Statement of Cash Flows

	Three Months Ended March 31, 2017
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss)	$261	$(4)	$248	$276	$(520)	$261
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(273)	—	(177)	(70)	520	—
Depreciation and amortization	—	—	16	423	—	439
Amortization of debt issuance costs and debt discount	—	—	1	16	—	17
Amortization of lease premium intangibles	—	—	—	4	—	4
Amortization of fair value adjustments on debt	—	—	—	(62)	—	(62)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	—	—	8	—	8
Maintenance rights write off	—	—	—	115	—	115
Maintenance liability release to income	—	—	—	(54)	—	(54)
Net gain on sale of assets	—	—	(2)	(45)	—	(47)
Deferred income taxes	(2)	(1)	—	39	—	36
Restructuring expenses	—	—	—	3	—	3
Other	17	—	8	17	—	42
Cash flow from operating activities before changes in working capital	3	(5)	94	670	—	762
Working capital	294	5	199	(458)	—	40
Net cash provided by operating activities	297	—	293	212	—	802
Purchase of flight equipment	—	—	(114)	(490)	—	(604)
Proceeds from sale or disposal of assets	—	—	23	377	—	400
Prepayments on flight equipment	—	—	—	(267)	—	(267)
Collections of finance and sales-type leases	—	—	—	22	—	22
Movement in restricted cash	—	—	—	(30)	—	(30)
Net cash used in investing activities	—	—	(91)	(388)	—	(479)
Issuance of debt	—	—	—	1,867	—	1,867
Repayment of debt	—	—	(13)	(1,982)	—	(1,995)
Debt issuance costs paid	—	—	(1)	(29)	—	(30)
Maintenance payments received	—	—	10	168	—	178
Maintenance payments returned	—	—	—	(123)	—	(123)
Security deposits received	—	—	4	38	—	42
Security deposits returned	—	—	(1)	(50)	—	(51)
Repurchase of shares and tax withholdings on share-based compensation	(297)	—	—	—	—	(297)
Other	—	—	—	(14)	—	(14)
Net cash used in financing activities	(297)	—	(1)	(125)	—	(423)
Net increase (decrease) in cash and cash equivalents	—	—	201	(301)	—	(100)
Effect of exchange rate changes	—	—	—	1	—	1
Cash and cash equivalents at beginning of period	4	—	835	1,196	—	2,035
Cash and cash equivalents at end of period	$4	$—	$1,036	$896	$—	$1,936

Condensed Consolidating Statement of Cash Flows

	Three Months Ended March 31, 2016
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss)	$223	$(4)	$210	$249	$(455)	$223
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(245)	—	(169)	(41)	455	—
Depreciation and amortization	—	—	14	453	—	467
Asset impairment	—	—	—	45	—	45
Amortization of debt issuance costs and debt discount	—	—	3	11	—	14
Amortization of lease premium intangibles	—	—	—	5	—	5
Amortization of fair value adjustments on debt	—	—	—	(95)	—	(95)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	—	—	14	—	14
Maintenance rights write off	—	—	2	228	—	230
Maintenance liability release to income	—	—	—	(157)	—	(157)
Net loss (gain) on sale of assets	—	—	1	(20)	—	(19)
Deferred income taxes	(6)	(1)	5	34	—	32
Restructuring expenses	—	—	—	13	—	13
Other	17	—	2	19	—	38
Cash flow from operating activities before changes in working capital	(11)	(5)	68	758	—	810
Working capital	277	5	139	(392)	—	29
Net cash provided by operating activities	266	—	207	366	—	839
Purchase of flight equipment	—	—	—	(498)	—	(498)
Proceeds from sale or disposal of assets	—	—	1	341	—	342
Prepayments on flight equipment	—	—	—	(194)	—	(194)
Collections of finance and sales-type leases	—	—	—	14	—	14
Movement in restricted cash	—	—	6	15	—	21
Net cash provided by (used in) investing activities	—	—	7	(322)	—	(315)
Issuance of debt	—	—	—	792	—	792
Repayment of debt	—	—	(10)	(523)	—	(533)
Debt issuance costs paid	—	—	(1)	(5)	—	(6)
Maintenance payments received	—	—	3	169	—	172
Maintenance payments returned	—	—	(15)	(132)	—	(147)
Security deposits received	—	—	10	29	—	39
Security deposits returned	—	—	—	(58)	—	(58)
Dividend paid to non-controlling interest holders	—	—	—	(11)	—	(11)
Repurchase of shares and tax withholdings on share-based compensation	(247)	—	—	—	—	(247)
Net cash (used in) provided by financing activities	(247)	—	(13)	261	—	1
Net increase in cash and cash equivalents	19	—	201	305	—	525
Effect of exchange rate changes	—	—	—	1	—	1
Cash and cash equivalents at beginning of period	14	—	1,193	1,196	—	2,403
Cash and cash equivalents at end of period	$33	$—	$1,394	$1,502	$—	$2,929

Condensed Consolidating Statement of Comprehensive Income

	Three Months Ended March 31, 2017
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss) attributable to AerCap Holdings N.V.	$261	$(4)	$248	$276	$(520)	$261
Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	1	1	—	2
Total other comprehensive income	—	—	1	1	—	2
Share of other comprehensive income from subsidiaries	—	—	—	—	—	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$261	$(4)	$249	$277	$(520)	$263

Condensed Consolidating Statement of Comprehensive Income

	Three Months Ended March 31, 2016
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss) attributable to AerCap Holdings N.V.	$223	$(4)	$210	$249	$(455)	$223
Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	(2)	—	(2)
Total other comprehensive loss	—	—	—	(2)	—	(2)
Share of other comprehensive income from subsidiaries	—	—	—	—	—	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$223	$(4)	$210	$247	$(455)	$221

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

AGAT/AICDC Notes

In May 2014, AerCap Trust and AICDC co-issued $2.6 billion aggregate principal amount of senior unsecured notes, consisting of $400.0 million of 2.75% notes due 2017, $1.1 billion of 3.75% notes due 2019, and $1.1 billion of 4.50% notes due 2021 (collectively, the “Acquisition Notes”).

In September 2014, AerCap Trust and AICDC co-issued $800.0 million aggregate principal amount of 5.00% senior notes due 2021 (the “September 2014 Notes”).

In June 2015, AerCap Trust and AICDC co-issued $1.0 billion aggregate principal amount of senior unsecured notes, consisting of $500.0 million of 4.25% notes due 2020 and $500.0 million of 4.625% notes due 2022 (collectively, the “June 2015 Notes”).

In October 2015, AerCap Trust and AICDC co-issued $1.0 billion aggregate principal amount of 4.625% senior unsecured notes due 2020 (the “October 2015 Notes”).

In May 2016, AerCap Trust and AICDC co-issued $1.0 billion aggregate principal amount of 3.95% senior unsecured notes due 2022 (the “May 2016 Notes”).

In January 2017, AerCap Trust and AICDC co-issued $600.0 million aggregate principal amount of 3.50% senior unsecured notes due 2022 (the “January 2017 Notes”, and together with the Acquisition Notes, the September 2014 Notes, the June 2015 Notes, the October 2015 Notes and the May 2016 Notes, the “AGAT/AICDC Notes”).

The AGAT/AICDC Notes are jointly and severally and fully and unconditionally guaranteed by the Parent Guarantor and by AerCap Ireland, AerCap Aviation Solutions, International Lease Finance Corporation and AerCap U.S. Global Aviation LLC (together, the “Subsidiary Guarantors”).

The following condensed consolidating financial information presents the Condensed Consolidating Balance Sheets as of March 31, 2017 and December 31, 2016, the Condensed Consolidating Income Statements, Condensed Consolidating Statements of Cash Flows and Condensed Consolidating Statements of Comprehensive Income for the three months ended March 31, 2017 and 2016 of (i) the Parent Guarantor; (ii) AerCap Trust; (iii) AICDC; (iv) the Subsidiary Guarantors on a combined basis; (v) the non-guarantor subsidiaries on a combined basis; (vi) elimination entries necessary to consolidate the Parent Guarantor with AerCap Trust and AICDC, the Subsidiary Guarantors and the non-guarantor subsidiaries; and (vii) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. A portion of our cash and cash equivalents is held by subsidiaries and access to such cash by us for group purposes is limited.

In accordance with Rule 3-10 of Regulation S-X, separate financial statements and other disclosures with respect to AerCap Trust, AICDC and the Subsidiary Guarantors have not been provided, as AerCap Trust, AICDC and the Subsidiary Guarantors are 100%-owned by the Parent Guarantor, all guarantees of the AGAT/AICDC Notes are joint and several and full and unconditional and the Parent Guarantor’s financial statements have been filed in this interim report for the periods specified by Rules 3-01 and 3-02 of Regulation S-X.

Condensed Consolidating Balance Sheet

	March 31, 2017
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Assets
Cash and cash equivalents	$4	$440	$151	$1,113	$228	$—	$1,936
Restricted cash	—	—	—	9	350	—	359
Flight equipment held for operating leases, net	—	10,378	—	1,413	19,770	—	31,561
Maintenance rights intangible and lease premium, net	—	1,063	—	45	921	—	2,029
Flight equipment held for sale	—	106	—	—	55	—	161
Net investment in finance and sales-type leases	—	452	—	159	151	—	762
Prepayments on flight equipment	—	2,955	—	4	256	—	3,215
Investments including investments in subsidiaries	9,596	943	7,474	4,909	122	(22,922)	122
Intercompany receivables	106	12,998	106	9,121	6,171	(28,502)	—
Other assets	104	491	67	493	143	—	1,298
Total Assets	$9,810	$29,826	$7,798	$17,266	$28,167	$(51,424)	$41,443
Liabilities and Equity
Debt	$—	$16,353	$299	$305	$10,564	$—	$27,521
Intercompany payables	1,274	3,730	5,008	7,691	10,799	(28,502)	—
Other liabilities	16	2,249	—	455	2,625	—	5,345
Total liabilities	1,290	22,332	5,307	8,451	23,988	(28,502)	32,866

Total AerCap Holdings N.V. shareholders’ equity	8,520	7,494	2,491	8,740	4,197	(22,922)	8,520
Non-controlling interest	—	—	—	75	(18)	—	57
Total Equity	8,520	7,494	2,491	8,815	4,179	(22,922)	8,577
Total Liabilities and Equity	$9,810	$29,826	$7,798	$17,266	$28,167	$(51,424)	$41,443

(a)           Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

Condensed Consolidating Balance Sheet

	December 31, 2016
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Assets
Cash and cash equivalents	$4	$829	$64	$931	$207	$—	$2,035
Restricted cash	—	—	—	9	320	—	329
Flight equipment held for operating leases, net	—	11,012	—	1,299	19,191	—	31,502
Maintenance rights intangible and lease premium, net	—	1,190	—	52	926	—	2,168
Flight equipment held for sale	—	28	—	—	79	—	107
Net investment in finance and sales-type leases	—	437	—	166	154	—	757
Prepayments on flight equipment	—	3,006	—	5	255	—	3,266
Investments including investments in subsidiaries	9,310	874	7,249	4,941	119	(22,374)	119
Intercompany receivables	106	12,639	1	8,405	5,947	(27,098)	—
Other assets	104	538	60	632	171	(168)	1,337
Total Assets	$9,524	$30,553	$7,374	$16,440	$27,369	$(49,640)	$41,620
Liabilities and Equity
Debt	$—	$17,316	$—	$340	$10,061	$—	$27,717
Intercompany payables	978	3,726	5,057	7,067	10,270	(27,098)	—
Other liabilities	22	2,241	11	448	2,767	(168)	5,321
Total liabilities	1,000	23,283	5,068	7,855	23,098	(27,266)	33,038

Total AerCap Holdings N.V. shareholders’ equity	8,524	7,270	2,306	8,509	4,289	(22,374)	8,524
Non-controlling interest	—	—	—	76	(18)	—	58
Total Equity	8,524	7,270	2,306	8,585	4,271	(22,374)	8,582
Total Liabilities and Equity	$9,524	$30,553	$7,374	$16,440	$27,369	$(49,640)	$41,620

(a)           Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

Condensed Consolidating Income Statement

	Three Months Ended March 31, 2017
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Revenues and other income
Lease revenue	$—	$448	$—	$44	$665	$—	$1,157
Net gain on sale of assets	—	15	—	2	30	—	47
Other income (loss)	1	144	1	135	94	(342)	33
Total Revenues and other income	1	607	1	181	789	(342)	1,237
Expenses
Depreciation and amortization	—	173	—	19	247	—	439
Interest expense	—	163	46	45	319	(287)	286
Leasing expenses	—	67	—	6	49	—	122
Restructuring related expenses	—	—	—	—	10	—	10
Selling, general and administrative expenses	15	27	—	30	66	(55)	83
Total Expenses	15	430	46	100	691	(342)	940
(Loss) income before income taxes and income of investments accounted for under the equity method	(14)	177	(45)	81	98	—	297
Provision for income taxes	2	(22)	6	(11)	(14)	—	(39)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	3	—	3
Net (loss) income before income from subsidiaries	(12)	155	(39)	70	87	—	261
Income (loss) from subsidiaries	273	65	221	158	(176)	(541)	—
Net income (loss)	261	220	182	228	(89)	(541)	261
Net income (loss) attributable to AerCap Holdings N.V.	$261	$220	$182	$228	$(89)	$(541)	$261

(a)           Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

Condensed Consolidating Income Statement

	Three Months Ended March 31, 2016
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Revenues and other income
Lease revenue	$—	$573	$—	$60	$657	$—	$1,290
Net gain (loss) on sale of assets	—	33	—	4	(18)	—	19
Other income (loss)	1	154	—	95	133	(374)	9
Total Revenues and other income	1	760	—	159	772	(374)	1,318
Expenses
Depreciation and amortization	—	214	—	16	237	—	467
Asset impairment	—	19	—	—	26	—	45
Interest expense	—	199	47	66	299	(326)	285
Leasing expenses	—	89	—	3	75	—	167
Restructuring related expenses	—	—	—	—	13	—	13
Selling, general and administrative expenses	26	25	—	17	66	(48)	86
Total Expenses	26	546	47	102	716	(374)	1,063
(Loss) income before income taxes and income of investments accounted for under the equity method	(25)	214	(47)	57	56	—	255
Provision for income taxes	3	(27)	6	(10)	(6)	—	(34)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	2	—	2
Net (loss) income before income from subsidiaries	(22)	187	(41)	47	52	—	223
Income (loss) from subsidiaries	245	54	242	179	(169)	(551)	—
Net income (loss)	223	241	201	226	(117)	(551)	223
Net income (loss) attributable to AerCap Holdings N.V.	$223	$241	$201	$226	$(117)	$(551)	$223

(a)           Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

Condensed Consolidating Statement of Cash Flows

	Three Months Ended March 31, 2017
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss)	$261	$220	$182	$228	$(89)	$(541)	$261
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(273)	(65)	(221)	(158)	176	541	—
Depreciation and amortization	—	173	—	19	247	—	439
Amortization of debt issuance costs and debt discount	—	4	1	2	10	—	17
Amortization of lease premium intangibles	—	2	—	—	2	—	4
Amortization of fair value adjustments on debt	—	(61)	—	—	(1)	—	(62)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	4	—	—	4	—	8
Maintenance rights write off	—	73	—	—	42	—	115
Maintenance liability release to income	—	(28)	—	—	(26)	—	(54)
Net gain on sale of assets	—	(15)	—	(2)	(30)	—	(47)
Deferred income taxes	(2)	22	(4)	1	19	—	36
Restructuring expenses	—	—	—	—	3	—	3
Other	17	4	—	10	11	—	42
Cash flow from operating activities before changes in working capital	3	333	(42)	100	368	—	762
Working capital	294	471	(161)	166	(730)	—	40
Net cash provided by (used in) operating activities	297	804	(203)	266	(362)	—	802
Purchase of flight equipment	—	(177)	—	(113)	(314)	—	(604)
Proceeds from sale or disposal of assets	—	122	—	22	256	—	400
Prepayments on flight equipment	—	(265)	—	—	(2)	—	(267)
Collections of finance and sales-type leases	—	12	—	8	2	—	22
Movement in restricted cash	—	—	—	—	(30)	—	(30)
Net cash used in investing activities	—	(308)	—	(83)	(88)	—	(479)
Issuance of debt	—	611	300	—	956	—	1,867
Repayment of debt	—	(1,500)	—	(13)	(482)	—	(1,995)
Debt issuance costs paid	—	(6)	(10)	—	(14)	—	(30)
Maintenance payments received	—	62	—	11	105	—	178
Maintenance payments returned	—	(61)	—	—	(62)	—	(123)
Security deposits received	—	26	—	2	14	—	42
Security deposits returned	—	(17)	—	(1)	(33)	—	(51)
Repurchase of shares and tax withholdings on share-based compensation	(297)	—	—	—	—	—	(297)
Other	—	—	—	—	(14)	—	(14)
Net cash (used in) provided by financing activities	(297)	(885)	290	(1)	470	—	(423)
Net (decrease) increase in cash and cash equivalents	—	(389)	87	182	20	—	(100)
Effect of exchange rate changes	—	—	—	—	1	—	1
Cash and cash equivalents at beginning of period	4	829	64	931	207	—	2,035
Cash and cash equivalents at end of period	$4	$440	$151	$1,113	$228	$—	$1,936

(a)           Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

Condensed Consolidating Statement of Cash Flows

	Three Months Ended March 31, 2016
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss)	$223	$241	$201	$226	$(117)	$(551)	$223
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(245)	(54)	(242)	(179)	169	551	—
Depreciation and amortization	—	214	—	16	237	—	467
Asset impairment	—	19	—	—	26	—	45
Amortization of debt issuance costs and debt discount	—	4	1	2	7	—	14
Amortization of lease premium intangibles	—	2	—	—	3	—	5
Amortization of fair value adjustments on debt	—	(94)	—	—	(1)	—	(95)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	7	—	1	6	—	14
Maintenance rights write off	—	142	—	2	86	—	230
Maintenance liability release to income	—	(68)	—	—	(89)	—	(157)
Net (gain) loss on sale of assets	—	(33)	—	(4)	18	—	(19)
Deferred income taxes	(6)	27	(5)	9	7	—	32
Restructuring expenses	—	—	—	—	13	—	13
Other	17	(9)	5	3	22	—	38
Cash flow from operating activities before changes in working capital	(11)	398	(40)	76	387	—	810
Working capital	277	(161)	63	281	(431)	—	29
Net cash provided by (used in) operating activities	266	237	23	357	(44)	—	839
Purchase of flight equipment	—	(7)	—	—	(491)	—	(498)
Proceeds from sale or disposal of assets	—	79	—	19	244	—	342
Prepayments on flight equipment	—	(190)	—	(4)	—	—	(194)
Collections of finance and sales-type leases	—	13	—	1	—	—	14
Movement in restricted cash	—	—	—	6	15	—	21
Net cash (used in) provided by investing activities	—	(105)	—	22	(232)	—	(315)
Issuance of debt	—	—	—	—	792	—	792
Repayment of debt	—	—	—	(10)	(523)	—	(533)
Debt issuance costs paid	—	—	—	(2)	(4)	—	(6)
Maintenance payments received	—	69	—	4	99	—	172
Maintenance payments returned	—	(68)	—	(15)	(64)	—	(147)
Security deposits received	—	14	—	12	13	—	39
Security deposits returned	—	(19)	—	(2)	(37)	—	(58)
Dividend paid to non-controlling interest holders	—	—	—	—	(11)	—	(11)
Repurchase of shares and tax withholdings on share-based compensation	(247)	—	—	—	—	—	(247)
Net cash (used in) provided by financing activities	(247)	(4)	—	(13)	265	—	1
Net increase (decrease) in cash and cash equivalents	19	128	23	366	(11)	—	525
Effect of exchange rate changes	—	—	—	—	1	—	1
Cash and cash equivalents at beginning of period	14	769	62	1,366	192	—	2,403
Cash and cash equivalents at end of period	$33	$897	$85	$1,732	$182	$—	$2,929

(a)           Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

Condensed Consolidating Statement of Comprehensive Income

	Three Months Ended March 31, 2017
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss) attributable to AerCap Holdings N.V.	$261	$220	$182	$228	$(89)	$(541)	$261
Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	1	1	—	2
Total other comprehensive income	—	—	—	1	1	—	2
Share of other comprehensive income from subsidiaries	—	—	—	—	—	—	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$261	$220	$182	$229	$(88)	$(541)	$263

(a)           Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

Condensed Consolidating Statement of Comprehensive Income

	Three Months Ended March 31, 2016
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss) attributable to AerCap Holdings N.V.	$223	$241	$201	$226	$(117)	$(551)	$223
Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	—	(2)	—	(2)
Total other comprehensive loss	—	—	—	—	(2)	—	(2)
Share of other comprehensive income from subsidiaries	—	—	—	—	—	—	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$223	$241	$201	$226	$(119)	$(551)	$221

(a)           Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

25. Subsequent events

In May 2017, our Board of Directors approved a new share repurchase program authorizing total repurchases of up to $300 million of AerCap ordinary shares through September 30, 2017. Repurchases under the program may be made through open market purchases or privately negotiated transactions in accordance with applicable U.S. federal securities laws. The timing of repurchases and the exact number of common shares to be purchased will be determined by the Company’s management, in its discretion, and will depend upon market conditions and other factors. The program will be funded using the Company’s cash on hand and cash generated from operations. The program may be suspended or discontinued at any time.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion in conjunction with our unaudited Condensed Consolidated Financial Statements and the related notes included in this Interim Report. Our financial statements are presented in accordance with U.S. GAAP, and are presented in U.S. dollars. Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Special note about forward looking statements

This report includes “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:

•                  the availability of capital to us and to our customers and changes in interest rates;

•                  the ability of our lessees and potential lessees to make operating lease payments to us;

•                  our ability to successfully negotiate aircraft purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft under defaulted leases, and to control costs and expenses;

•                  changes in the overall demand for commercial aircraft leasing and aircraft management services;

•                  the effects of terrorist attacks on the aviation industry and on our operations;

•                  the economic condition of the global airline and cargo industry and economic and political conditions;

•                  developments of increased government regulation, including regulation of trade and the imposition of import and export controls, tariffs and other trade barriers;

•                  competitive pressures within the industry;

•                  the negotiation of aircraft management services contracts;

•                  regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes; and

•                  the risks set forth or referred to in “Part II. Other Information—Item 1A. Risk Factors” included below.

The words “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this report might not occur and are not guarantees of future performance.

Aircraft portfolio

We are the world’s largest independent aircraft leasing company. We focus on acquiring in-demand aircraft at attractive prices, funding them efficiently, hedging interest rate risk conservatively and using our platform to deploy these assets with the objective of delivering superior risk adjusted returns. We believe that by applying our expertise, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our shareholders. We are an independent aircraft lessor, and, as such, we are not affiliated with any airframe or engine manufacturer. This independence provides us with purchasing flexibility to acquire aircraft or engine models regardless of the manufacturer.

As of March 31, 2017, we owned 1,011 aircraft, we managed 91 aircraft, and AerDragon, a non-consolidated joint venture, owned another 29 aircraft. As of March 31, 2017, we also had 410 new aircraft on order. As of March 31, 2017, the weighted average age of our 1,011 owned aircraft fleet, weighted by net book value, was 7.3 years, and as of March 31, 2016, the weighted average age of our 1,096 owned aircraft fleet, weighted by net book value, was 7.7 years. We operate our aircraft business on a global basis. As of March 31, 2017, 1,001 of our 1,011 owned aircraft were on lease to 177 customers in 76 countries and ten aircraft were off-lease. As of March 31, 2017, none of these off-lease aircraft met the criteria for being classified as held for sale. As of May 5, 2017, nine of the off-lease aircraft were re-leased or under commitments for re-lease and one aircraft was designated for sale or part-out.

The following table presents our aircraft portfolio by type of aircraft as of March 31, 2017:

Aircraft type	Number of owned aircraft	Percentage of total net book value	Number of managed and AerDragon aircraft	Number of on order aircraft	Total owned, managed and on order aircraft
Airbus A319	123	6%	11	—	134
Airbus A320	198	13%	28	—	226
Airbus A320neo Family	22	3%	—	198	220
Airbus A321	81	6%	13	—	94
Airbus A330	93	13%	10	—	103
Airbus A350	12	5%	—	14	26
Boeing 737NG	293	25%	43	—	336
Boeing 737MAX	—	0%	—	109	109
Boeing 767	37	1%	—	—	37
Boeing 777-200ER	25	3%	3	—	28
Boeing 777-300/300ER	31	7%	2	—	33
Boeing 787	47	17%	—	39	86
Embraer E190/195-E2	—	0%	—	50	50
Other	49	1%	10	—	59
Total	1,011	100%	120	410	1,541

During the three months ended March 31, 2017, we had the following activity related to flight equipment:

	Held for operating leases	Net investment in finance and sales- type leases	Held for sale	Total owned aircraft
Number of owned aircraft at beginning of period	966	50	6	1,022
Aircraft purchases	11	—	—	11
Aircraft reclassified to held for sale	(7)	—	7	—
Aircraft reclassified from held for sale	2	—	(2)	—
Aircraft sold or designated for part-out	(17)	(1)	(4)	(22)	(a)
Aircraft reclassified to net investment in finance and sales-type leases	(3)	3	—	—
Number of owned aircraft at end of period	952	52	7	1,011

(a)           Includes one aircraft that was reclassified to inventory, for which we will consume the parts internally.

Critical accounting policies

There have been no significant changes to our critical accounting policies from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 20, 2017, except for the additions and updates as described in “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 3—Summary of significant accounting policies”.

Comparative results of operations

Results of operations for the three months ended March 31, 2017 compared to the three months ended March 31, 2016

	Three Months Ended March 31,
	2017	2016
	(U.S. dollar amounts in thousands)
Revenues and other income
Lease revenue	$1,156,962	$1,289,666
Net gain on sale of assets	47,328	19,033
Other income	32,536	9,319
Total Revenues and other income	1,236,826	1,318,018
Expenses
Depreciation and amortization	438,541	466,611
Asset impairment	—	44,628
Interest expense	285,678	284,562
Leasing expenses	122,409	167,403
Restructuring related expenses	9,875	12,602
Selling, general and administrative expenses	83,482	87,028
Total Expenses	939,985	1,062,834
Income before income taxes and income of investments accounted for under the equity method	296,841	255,184
Provision for income taxes	(38,585)	(34,449)
Equity in net earnings of investments accounted for under the equity method	2,980	2,406
Net income	$261,236	$223,141
Net income attributable to non-controlling interest	(63)	(61)
Net income attributable to AerCap Holdings N.V.	$261,173	$223,080

Revenues and other income. The principal categories of our revenues and other income and their variances were as follows for the three months ended March 31, 2017 and 2016:

	Three Months Ended March 31,		Increase/	Percentage
	2017	2016	(Decrease)	Difference
	(U.S. dollar amounts in millions)
Lease revenue:
Basic lease rents	$1,067.1	$1,139.3	$(72.2)	(6)%
Maintenance rents and other receipts	89.9	150.4	(60.5)	(40)%
Net gain on sale of assets	47.3	19.0	28.3	149%
Other income	32.5	9.3	23.2	249%
Total revenues and other income	$1,236.8	$1,318.0	$(81.2)	(6)%

Basic lease rents. Basic lease rents decreased by $72.2 million, or 6%, to $1,067.1 million during the three months ended March 31, 2017 from $1,139.3 million during the three months ended March 31, 2016. The decrease in basic lease rents recognized during the three months ended March 31, 2017 compared to the three months ended March 31, 2016 was attributable to:

•                  the sale of 144 aircraft between January 1, 2016 and March 31, 2017 with an aggregate net book value of $2.4 billion on their sale dates resulting in a decrease in basic lease rents of $96.7 million; and

•                  a decrease in basic lease rents of $61.9 million primarily due to re-leases and extensions at lower rates, which include the extension of leases prior to their contracted redelivery dates. The accounting for these extensions requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus the extension period. This results in a decrease in basic lease rents during the remaining term of the original lease that will be offset by an increase in basic lease rents during the extension period. In addition, the contracted lease rates of extensions or re-leases of an aircraft tend to be lower than their previous lease rates as the aircraft are older, and older aircraft have lower lease rates than newer aircraft, partially offset by

•                  the acquisition of 48 aircraft between January 1, 2016 and March 31, 2017 with an aggregate net book value of $4.7 billion on their acquisition dates resulting in an increase in basic lease rents of $86.4 million.

Maintenance rents and other receipts. Maintenance rents and other receipts decreased by $60.5 million, or 40%, to $89.9 million during the three months ended March 31, 2017 from $150.4 million during the three months ended March 31, 2016. The decrease in maintenance rents and other receipts recognized during the three months ended March 31, 2017 compared to the three months ended March 31, 2016 was attributable to:

•                  a decrease of $53.8 million in maintenance revenue and other receipts from lease terminations and amendments during the three months ended March 31, 2017 as compared to the three months ended March 31, 2016; and

•                  a decrease of $6.7 million in regular maintenance rents during the three months ended March 31, 2017 as compared to the three months ended March 31, 2016.

Net gain on sale of assets. Net gain on sale of assets increased by $28.3 million, or 149%, to $47.3 million during the three months ended March 31, 2017 from $19.0 million during the three months ended March 31, 2016. During the three months ended March 31, 2017, we sold 21 aircraft and reclassified three aircraft to net investment in finance and sales-type leases, whereas during the three months ended March 31, 2016, we sold 19 aircraft and reclassified nine aircraft to net investment in finance and sales-type leases. Net gain on sale of assets is impacted by the timing and composition of asset sales.

Other income. Other income increased by $23.2 million, or 249%, to $32.5 million during the three months ended March 31, 2017 from $9.3 million during the three months ended March 31, 2016. The increase was primarily related to contractual payments from a lease termination agreement with a lessee.

Depreciation and amortization.  Depreciation and amortization decreased by $28.1 million, or 6%, to $438.5 million during the three months ended March 31, 2017 from $466.6 million during the three months ended March 31, 2016. The decrease was primarily due to a reduction in the size of our portfolio due to aircraft sales.

Asset impairment. We did not recognize any aircraft impairment charges during the three months ended March 31, 2017 compared to $44.6 million during the three months ended March 31, 2016. The impairment charges recorded during the three months ended March 31, 2016 primarily related to lease terminations and amendments of lease agreements for 20 aircraft. These impairments were more than offset by lease revenue of $62.1 million that we recognized when we retained maintenance related balances or received EOL compensation upon lease termination or amendment.

Interest expense.  Our interest expense increased by $1.1 million, or 0.4%, to $285.7 million during the three months ended March 31, 2017 from $284.6 million during the three months ended March 31, 2016. The increase in interest expense was primarily attributable to:

•                  an increase in our average cost of debt to 4.0%  for the three months ended March 31, 2017 as compared to 3.7% for the three months ended March 31, 2016. Our average cost of debt excludes the effect of mark-to-market movements on our interest rate caps and swaps. The increase in our average cost of debt was primarily due to the issuance of new longer-term bonds to replace shorter-term ILFC notes, which had lower reported interest expense as a result of the application of the acquisition method of accounting to the debt assumed as part of the ILFC acquisition. The increase in our average cost of debt resulted in a $21.9 million increase in our interest expense, partially offset by

•                  a $4.5 million decrease in non-cash mark-to-market losses on derivatives to $6.5 million recognized during the three months ended March 31, 2017 from $11.0 million recognized during the three months ended March 31, 2016; and

•                  a decrease in our average outstanding debt balance by $1.7 billion to $28.1 billion during the three months ended March 31, 2017 from $29.8 billion during the three months ended March 31, 2016, primarily due to regular debt repayments, resulting in a $16.3 million decrease in our interest expense.

Leasing expenses.  Our leasing expenses decreased by $45.0 million, or 27%, to $122.4 million during the three months ended March 31, 2017 from $167.4 million during the three months ended March 31, 2016. The decrease was primarily due to $35.8 million of lower maintenance rights expense due to fewer maintenance events and $12.7 million of lower expenses relating to airline defaults and restructurings, partially offset by $3.5 million of higher regular aircraft transition costs, lessor maintenance contributions and other leasing expenses during the three months ended March 31, 2017 as compared to the three months ended March 31, 2016.

Restructuring related expenses.  Our restructuring related expenses decreased by $2.7 million, or 21%, to $9.9 million during the three months ended March 31, 2017 from $12.6 million during the three months ended March 31, 2016. Our restructuring related expenses were related to the AeroTurbine downsizing. The decrease was primarily due to lower leased engines impairment and severance expenses recognized during the three months ended March 31, 2017 as compared to the three months ended March 31, 2016, partially offset by lease termination fees recognized during the three months ended March 31, 2017 (refer to “Part I. Financial Information—Item 1. Note 18—AeroTurbine restructuring”).

Selling, general and administrative expenses.  Our selling, general and administrative expenses decreased by $3.5 million, or 4%, to $83.5 million during the three months ended March 31, 2017 from $87.0 million during the three months ended March 31, 2016.

Income before income taxes and income of investments accounted for under the equity method.  For the reasons explained above, our income before income taxes and income of investments accounted for under the equity method increased by $41.6 million, or 16%, to $296.8 million during the three months ended March 31, 2017 from $255.2 million during the three months ended March 31, 2016.

Provision for income taxes.  Our provision for income taxes increased by $4.2 million, or 12%, to $38.6 million during the three months ended March 31, 2017 from $34.4 million during the three months ended March 31, 2016. Our effective tax rate was 13.0% for the three months ended March 31, 2017 as compared to 13.5% for the three months ended March 31, 2016. Our effective tax rate for the full year 2016 was 14.5%. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions.

Equity in net earnings of investments accounted for under the equity method.  Our equity in net earnings of investments accounted for under the equity method was $3.0 million during the three months ended March 31, 2017 as compared to $2.4 million during the three months ended March 31, 2016.

Net income.  For the reasons explained above, our net income increased by $38.1 million, or 17%, to $261.2 million during the three months ended March 31, 2017 from $223.1 million during the three months ended March 31, 2016.

Net income attributable to non-controlling interest.  Net income attributable to non-controlling interest was $0.1 million during the three months ended March 31, 2017 as compared to $0.1 million during the three months ended March 31, 2016.

Net income attributable to AerCap Holdings N.V.  For the reasons explained above, net income attributable to AerCap Holdings N.V. increased by $38.1 million, or 17%, to $261.2 million during the three months ended March 31, 2017 from $223.1 million during the three months ended March 31, 2016.

Liquidity and capital resources

The following table presents our consolidated cash flows for the three months ended March 31, 2017 and 2016.

	Three Months Ended March 31,
	2017	2016
	(U.S. dollar amounts in millions)
Net cash provided by operating activities	$801.5	$838.8
Net cash used in investing activities	(478.7)	(314.8)
Net cash (used in) provided by financing activities	(422.7)	0.7

Cash flows provided by operating activities. During the three months ended March 31, 2017, our cash provided by operating activities of $801.5 million was the result of net income of $261.2 million, non-cash and other adjustments to net income of $499.8 million and an increase in the net change in operating assets and liabilities of $40.5 million. During the three months ended March 31, 2016, our cash provided by operating activities of $838.8 million was the result of net income of $223.1 million, non-cash and other adjustments to net income of $585.5 million and an increase in the net change in operating assets and liabilities of $30.2 million.

Cash flows used in investing activities. During the three months ended March 31, 2017, our cash used in investing activities of $478.7 million primarily consisted of cash used for purchase of aircraft of $871.2 million and an increase in our restricted cash of $30.1 million, partially offset by cash provided by asset sales proceeds of $400.6 million and collections of finance and sales-type leases of $22.0 million. During the three months ended March 31, 2016, our cash used in investing activities of $314.8 million primarily consisted of cash used for aircraft purchase activity of $692.2 million, partially offset by cash provided by asset sales proceeds of $342.0 million, a decrease in our restricted cash of $21.2 million and collections of finance and sales-type leases of $14.2 million.

Cash flows (used in) provided by financing activities. During the three months ended March 31, 2017, our cash used in financing activities of $422.7 million primarily consisted of cash used for the repurchase of shares and payments of tax withholdings on share-based compensation of $297.0 million and cash used for debt repayments, debt issuance costs and other cash outflows, net of new financing proceeds of $171.7 million, partially offset by cash provided by net receipts of maintenance and security deposits of $46.0 million. During the three months ended March 31, 2016, our cash provided by financing activities of $0.7 million primarily consisted of cash provided by debt repayments and debt issuance costs, net of new financing proceeds of $252.5 and cash provided by net receipts of maintenance and security deposits of $5.4 million, partially offset by cash used for the repurchase of shares and payments of tax withholdings on share-based compensation of $246.7 million and cash used for the payment of dividends to our non-controlling interest holders of $10.5 million.

Aircraft leasing is a capital-intensive business and we have significant capital requirements, including making pre-delivery payments and paying the balance of the purchase price for aircraft on delivery. As of March 31, 2017, we had 410 new aircraft on order, including 198 Airbus A320neo Family aircraft, 109 Boeing 737MAX aircraft, 50 Embraer E-Jets E2 aircraft, 39 Boeing 787 aircraft and 14 Airbus A350 aircraft. As a result, we will need to raise additional funds to satisfy these requirements, which we expect to do through a combination of accessing committed debt facilities and securing additional financing, if needed, from capital market transactions or other sources of capital. If other sources of capital are not available to us, we may need to raise additional funds through selling aircraft or other aircraft investments, including participations in our joint ventures.

Our existing sources of liquidity of $12.8 billion as of March 31, 2017, were sufficient to operate our business and cover at least 1.2x of our debt maturities and contracted capital requirements for the next 12 months. Our sources of liquidity include undrawn lines of credit, unrestricted cash, estimated operating cash flows, cash flows from contracted asset sales and other sources of funding.

In order to satisfy our contractual purchase obligations, we expect to incur capital expenditures of approximately $5 billion per annum, on average, over the next three years based on our current order book. Sources of new debt finance for these capital expenditures would be through access to capital markets, including the unsecured and secured bond markets, the commercial bank market, export credit and the asset-backed securities market.

In the longer term, we expect to fund the growth of our business, including acquiring aircraft, through internally generated cash flows, the incurrence of new bank debt, the refinancing of existing bank debt and other capital raising initiatives.

Our cash balance as of March 31, 2017 was $2.3 billion, including unrestricted cash of $1.9 billion. As of March 31, 2017, we had approximately $7.2 billion of undrawn lines of credit available under our credit and term loan facilities. Our total available liquidity, including undrawn lines of credit, unrestricted cash, cash flows from contracted asset sales and other sources of funding, was $9.5 billion as of March 31, 2017. As of March 31, 2017, the principal amount of our outstanding indebtedness, which excludes fair value adjustments of $0.5 billion and debt issuance costs and debt discounts of $0.2 billion, totaled $27.2 billion and primarily consisted of senior unsecured, subordinated and senior secured notes, export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.

Our debt, including fair value adjustments of $0.5 billion and net of debt issuance costs and debt discounts of $0.2 billion, was $27.5 billion as of March 31, 2017 and our average cost of debt, excluding the effect of mark-to-market movements on our interest rate caps and swaps, was 4.0% during the three months ended March 31, 2017. Our adjusted debt to equity ratio was 2.7 to 1 as of March 31, 2017. Please refer to “Part I. Financial Information—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP measures” for reconciliations of adjusted debt and adjusted equity to the most closely related U.S. GAAP measures as of March 31, 2017 and December 31, 2016.

Contractual obligations

Our contractual obligations consist of principal and interest payments on debt (excluding fair value adjustments, debt issuance costs and debt discounts), executed purchase agreements to purchase aircraft and rent payments pursuant to our office and facility leases. We intend to fund our contractual obligations through unrestricted cash, lines-of-credit and other borrowings, operating cash flows and cash flows from asset sales. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.

The following table provides details regarding our contractual obligations and their payment dates as of March 31, 2017:

	2017 - remaining	2018	2019	2020	2021	Thereafter	Total
	(U.S. dollar amounts in millions)
Unsecured debt facilities	$1,200.0	$770.0	$3,099.9	$2,650.0	$2,700.0	$3,500.0	$13,919.9
Secured debt facilities	784.8	2,405.9	1,480.7	1,245.8	765.5	5,075.0	11,757.7
Subordinated debt facilities	—	—	—	—	—	1,555.8	1,555.8
Estimated interest payments (a)	961.6	1,122.7	899.1	764.4	530.8	3,195.3	7,473.9

Purchase obligations (b)	4,494.9	4,934.2	5,198.3	3,881.1	2,941.7	514.9	21,965.1
Operating leases (c)	8.2	10.0	7.8	7.9	7.9	55.2	97.0
Total	$7,449.5	$9,242.8	$10,685.8	$8,549.2	$6,945.9	$13,896.2	$56,769.4

(a)           Estimated interest payments for floating rate debt are based on rates as of March 31, 2017. Estimated interest payments include the estimated impact of our interest rate swap agreements.

(b)          Includes commitments to purchase 387 aircraft and 23 purchase and leaseback transactions.

(c)           Represents contractual payments on our office and facility leases.

Off-balance sheet arrangements

We have interests in variable interest entities, some of which are not consolidated into our Condensed Consolidated Financial Statements. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 20—Variable interest entities” for a detailed description of these interests and our other off-balance sheet arrangements.

Non-GAAP measures

The following are definitions of our non-GAAP measures and a reconciliation of such measures to the most closely related U.S. GAAP measures for the three months ended March 31, 2017.

Net interest margin or net spread

This measure is the difference between basic lease rents and interest expense, excluding the impact of the mark-to-market of interest rate caps and swaps. We believe this measure may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. This measure reflects the impact from changes in the number of aircraft leased, lease rates and utilization rates, as well as the impact from changes in the amount of debt and interest rates.

The following is a reconciliation of basic lease rents to net spread for the three months ended March 31, 2017 and 2016:

	Three Months Ended March 31,		Percentage
	2017	2016	Difference
	(U.S. dollar amounts in millions)
Basic lease rents	$1,067.1	$1,139.3	(6)%
Interest expense	285.7	284.6	0%
Adjusted for:
Mark-to-market of interest rate caps and swaps	(6.5)	(11.0)	(41)%
Adjusted interest expense	279.2	273.6	2%
Net interest margin, or net spread	$787.9	$865.7	(9)%

Adjusted debt to equity ratio

This measure is the ratio obtained by dividing adjusted debt by adjusted equity. Adjusted debt means consolidated total debt less cash and cash equivalents, and less a 50% equity credit with respect to certain long-term subordinated debt. Adjusted equity means total equity, plus the 50% equity credit relating to the long-term subordinated debt. Adjusted debt and adjusted equity are adjusted by the 50% equity credit to reflect the equity nature of those financing arrangements and to provide information that is consistent with definitions under certain of our debt covenants.

The following is a reconciliation of debt to adjusted debt and equity to adjusted equity as of March 31, 2017 and December 31, 2016:

	March 31, 2017	December 31, 2016
	(U.S. dollar amounts in millions except debt/equity ratio)
Debt	$27,520.5	$27,717.0
Adjusted for:
Cash and cash equivalents	(1,935.6)	(2,035.4)
50% credit for long-term subordinated debt	(750.0)	(750.0)
Adjusted debt	$24,834.9	$24,931.6

Equity	$8,577.0	$8,582.3
Adjusted for:
50% credit for long-term subordinated debt	750.0	750.0
Adjusted equity	$9,327.0	$9,332.3

Adjusted debt/equity ratio	2.7 to 1	2.7 to 1

Item 3.  Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposure is interest rate risk associated with short- and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, from time to time, we enter into interest rate swap and cap agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, from time to time, we enter into forward exchange contracts.

The following discussion should be read in conjunction with “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 9—Derivative assets and liabilities”, “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 12—Debt” and our audited Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 20, 2017, which provides further information on our debt and derivative financial instruments.

Interest rate risk

Interest rate risk is the exposure to changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including government monetary policies, global economic factors and other factors beyond our control.

We enter into leases with rents that are based on fixed and variable interest rates, and we fund our operations primarily with a mixture of fixed and floating rate debt. Interest rate exposure arises when there is a mismatch between terms of the associated debt and interest earning assets, primarily between floating rate debt and fixed rate leases. We manage this exposure primarily through the use of interest rate caps, interest rate swaps and interest rate floors using a cash flow-based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates.

The following tables present the average notional amounts and weighted average interest rates which are contracted for the specified year for our derivative financial instruments that are sensitive to changes in interest rates, including our interest rate caps and swaps, as of March 31, 2017. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. For our interest rate swaps, pay rates are based on the fixed rate which we are contracted to pay to our swap counterparty.

	2017 - remaining	2018	2019	2020	2021	Thereafter	Fair value
	(U.S. dollar amounts in millions)
Interest rate caps
Average notional amounts	$3,208.6	$2,670.5	$1,982.4	$1,336.5	$831.4	$192.7	$27.4
Weighted average strike rate	2.2%	2.3%	2.2%	2.2%	2.2%	2.0%

	2017 - remaining	2018	2019	2020	2021	Thereafter	Fair value
	(U.S. dollar amounts in millions)
Interest rate swaps
Average notional amounts	$1,083.2	$1,179.3	$1,149.5	$969.2	$183.3	$—	$8.5
Weighted average pay rate	1.6%	1.7%	1.7%	1.7%	1.9%	—%

The variable benchmark interest rates associated with these instruments ranged from one- to three-month U.S. dollar LIBOR.

Our Board of Directors is responsible for reviewing our overall interest rate management policies. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to collateralize in the event of their downgrade by the rating agencies below a certain level.

Foreign currency risk and foreign operations

Our functional currency is U.S. dollars. Foreign exchange risk arises from our and our lessees’ operations in multiple jurisdictions. All of our aircraft purchase agreements are negotiated in U.S. dollars, we currently receive substantially all of our revenue in U.S. dollars and we pay our expenses primarily in U.S. dollars. We currently have a limited number of leases denominated in foreign currencies, maintain part of our cash in foreign currencies, pay taxes in foreign currencies, and incur some of our expenses in foreign currencies, primarily the Euro. A decrease in the U.S. dollar in relation to foreign currencies increases our lease revenue received from foreign currency denominated leases and our expenses paid in foreign currencies. An increase in the U.S. dollar in relation to foreign currencies decreases our lease revenue received from foreign currency denominated leases and our expenses paid in foreign currencies. Because we currently receive most of our revenues in U.S. dollars and pay most of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations or cash flows. We do not have any restrictions or repatriation issues associated with our foreign cash accounts.

Inflation

Inflation generally affects our costs, including selling, general and administrative expenses and other expenses. We do not believe that our financial results have been, or will be in the near future, materially and adversely affected by inflation.

PART II  OTHER INFORMATION

Item 1. Legal Proceedings

Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 22—Commitments and contingencies” in this report.

Item 1A. Risk Factors

There have been no material changes to the disclosure related to the risk factors as described in our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on March 20, 2017.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

The following table presents repurchases of our ordinary shares made by us during the three months ended March 31, 2017:

	Number of ordinary shares purchased	Average price paid per ordinary share	Total number of ordinary shares purchased as part of our publicly announced program	Maximum dollar value of ordinary shares that may yet be purchased under the program (U.S. dollar amounts in millions) (a)
January 2017	2,028,459	$43.12	2,028,459	$96.6
February 2017	1,672,155	45.86	1,672,155	369.9
March 2017	2,850,495	45.23	2,850,495	241.0
Total	6,551,109	$44.73	6,551,109	$241.0

(a)           In February 2017, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $350 million of AerCap ordinary shares through June 30, 2017.

Item 3. Defaults upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

None.

Item 6. Exhibits

None.